NO ACT

P.E. 01/05/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 29 2016
Washington, DC 20549

16004202

February 29, 2016

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 2-29-16

David M. Johansen
White & Case LLP
djohansen@whitecase.com

Re: Hess Corporation
Incoming letter dated January 5, 2016

Dear Mr. Johansen:

This is in response to your letters dated January 5, 2016 and February 17, 2016 concerning the shareholder proposal submitted to Hess by As You Sow, on behalf of Park Foundation, and by First Affirmative Financial Network, LLC, on behalf of the Allen Hancock Revocable Living Trust. We also have received letters on behalf of Park Foundation dated February 11, 2016 and February 24, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 29, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hess Corporation
Incoming letter dated January 5, 2016

The proposal requests that the company prepare and publish a report disclosing the financial risks to the company of stranded assets related to climate change and associated demand reductions.

We are unable to concur in your view that Hess may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Hess may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Hess may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Hess' public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Hess may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 24, 2016
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Hess Inc. regarding stranded assets and climate change - As You Sow on behalf of Park Foundation – supplemental reply

Ladies and Gentlemen:

As You Sow on behalf of Park Foundation (the "Proponent") is beneficial owner of common stock of Hess Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the Supplemental Letter dated February 17, 2016 sent to the Securities and Exchange Commission by David M. Johansen of the law firm of White & Case. A copy of this letter is being emailed concurrently to David M. Johansen.

As discussed below, the Company has not brought forth any new arguments or information that would support excluding the Proposal.

1. **The Company has not substantially implemented the proposal and it is not excludable under Rule 14a-8(i)(10).**

Contrary to the Company's original and Supplemental Letter, the proponent's Proposal has not been addressed through the Company's existing disclosures. As noted in Proponent's first response, the Company's position is that neither climate change policy adopted by global governments, nor other climate-related demand reductions will restrict the use of fossil fuels to the extent that it would strand the Company's assets.[1] In consistency with this position, the Company's current disclosures do not calculate the financial impacts to the Company or assess a range of potential stranded asset scenarios assuming climate change policy or changes in behavior would result in demand reductions. The Company's one page summary on why there is no carbon asset risk and its discussion of ways in which it is reducing its own carbon emissions (as opposed to analyzing a range of risks associated with decreasing global demand for oil and

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[1] *See* Hess Corporation 2014 Corporate Sustainability Report, http://www.hess.com/docs/default-source/sustainability/2014-sustainability-report.pdf?sfvrsn=2, p.36

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

gas) do not render the Proposal's request for scenario analysis of carbon asset risk substantially implemented.[2]

The Company attempts to defuse its failure to meet the substantially implemented test by arguing that Proponent's response letter introduced a "new proposal" for stress testing, but this is not the case. One need only read the proposal in its entirety, including the resolved clause to recognize the essential purpose of the proposal. As the Resolved clause of the proposal plainly states:

> Shareholders request that Hess prepare and publish a report by September 2016, at reasonable cost and omitting proprietary information, **disclosing the financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios,** such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized. (emphasis added).

A stress test is generally understood to be an analysis of unfavorable scenarios with the goal of understanding the impact of those unfavorable conditions to the business.[3] Call it by any name, it is well recognized in the Proposal, and by analysts and policymakers, that a risk of stranded assets exists.[4] Investors have asked the company to analyze a range of stranded asset scenarios. The Company has not done this. It has optimistically concluded that no risk of stranded assets exists now and that no risk of stranded assets exists in the future. This is not responsive to Proponent's request that the Company disclose the financial risks to the Company under a range of scenarios in which oil and gas demand is reduced beyond the Company's optimistic demand projections due to global policy changes.

Despite company denials, the risk of stranded assets is a *current* risk to shareowners. Investing capital now in assets that have a risk of stranding in the future is an unwise use of capital that most investors would seek to avoid, especially if that stranding will cause significant financial harm to the Company. Further, despite Company denials, the impact of climate change has the near term potential to strand proved oil and gas assets, i.e, to significantly devalue or to make those assets unsaleable. Although proved assets may ordinarily have a 90% likelihood of being monetized, these are not ordinary times. Climate change is a fundamental imperative driving near term action. A relatively small global oil demand reduction associated with climate change imperatives such as increased fuel efficiency or assessment of a price on carbon could create oversupply in the global market. The result of oversupply of oil in the global market has been recently demonstrated – significant price declines that quickly and negatively impact current company value. Even a

---

[2] Referring to the company's' "Carbon Asset Risk" discussion and other disclosures the Company makes, the Company provides no information about the actual demand projections it is adopting and how far above a 2 degree (450 ppm) scenario those demand projections might be. Given this lack of information, it is impossible, for investors to assess the risk of stranded assets that might occur as a result of the Company investing large sums of capital on the basis of over-optimistic demand projections. This very lack of information is why investors have asked the company to asses a range of risk scenarios.

[3] *See, e.g.,* http://www.investopedia.com/terms/b/bank-stress-test.asp describing bank 'stress testing' ("a bank stress test is an analysis conducted under unfavorable economic scenarios which is designed to determine whether a bank has enough capital to withstand the impact of adverse developments").

[4] *See* Proponent Response, p. 3.

modest oversupply of oil can send prices tumbling.

This is not a matter of the Company merely making disclosures "not made in precisely the manner contemplated by the Proponents," this is an example of the Company attempting to defend the very blind spot for current investment activities that the Proponent believes, with good cause and good support, are creating tomorrow's stranded assets. The Company has not fulfilled the guidelines nor the essential purpose of the Proposal and therefore the proposal may not be excluded under Rule 14a-8(i)(10).

2. The proposal is not excludable under Rule 14a-8(i)(7).

The Company also asserts that the Proposal is excludable as relating to the Company's ordinary business operations. Because the Proposal addresses the significant policy issue of climate change, and has a significant nexus to the Company's business operations, the Proposal is not excludable pursuant to Rule 14a-8(i)(7).

The Company restates its "belief" that the Proposal is excludable under Rule 14a-8(i)(7) either because (i) it relates to the Company's financial planning and investment decisions or (ii) relates to the Company's choice of resources and technologies for use in its operations. In essence, the Company attempts to argue that these issues raised by the Proposal are too complex for investors to attend to, and ought to be reserved to management.

The Company's belief holds no merit. The subject matter of the Proposal is carbon asset risk, a subject matter well-recognized in Staff decisions as a significant policy issue that transcends ordinary business. For instance, even a proposal addressing a bank's lending, investing, and financing activities -- the utmost of financial planning and investment decision-making -- was not found excludable by the staff when it's focus was an assessment of the greenhouse gas emissions resulting from those activities. *PNC Financial Services Corp.* (Feb 13, 2013). Similarly, it has long been established that a fossil fuel company can be asked about its goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long- and short-term financial and operational risks to the company and society. *Alpha Natural Resources* (March 19, 2013) (proposal specifically mentioned the need for attention to stranded assets in its supporting statement).

In support of its argument, the Company merely reiterates its citations of examples where the Staff did not recognize a significant policy issue overriding the ordinary business concerns. *The Western Union Co.* (Mar. 6, 2009, *recon. denied* Mar. 23, 2009); *FLIR Systems, Inc.* (Feb. 6, 2013), *Dominion Resources, Inc.* (Feb. 14, 2014) and *FirstEnergy Corp.* (Mar. 8, 2013); or where the scope of the proposal exceeded the significant policy issue, *Exxon Mobil Corp.* (March 6, 2012).

The Company notes that if the proposal were not focused on climate change it might be excludable. This is hardly a relevant argument. The Proposal is not "hiding behind the policy issue of climate change" to force management to take the Proponents' view that a large percentage of the Company's assets may be stranded while making ordinary business decisions. It is asking the Company, as many proposals do, to provide analysis for investors that goes beyond its current optimistic analysis and address a genuine, well-recognized risk of stranded assets associated with emerging climate policy and climate-related technology breakthroughs. As such, the Proposal is not excludable.

Sincerely,

Sanford Lewis

cc: David M. Johansen, White and Case
Amelia Timbers, Energy Program Manager, As You Sow
Jon M. Jensen, Executive Director, Park Foundation (c/o As You Sow)
Holly A. Testa, Director, Shareowner Engagement, First Affirmative Financial Network, LLC
Allen Hancock, Allen Hancock Revocable Living Trust (c/o First Affirmative Financial Network, LLC)

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787
T +1 212 819 8200

whitecase.com

February 17, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Hess Corporation*
Shareholder Proposal Submitted by As You Sow
Securities Exchange Act of 1934 – Rule 14a-8

This letter is submitted on behalf of our client, Hess Corporation (the "**Company**"), in response to the letter dated February 11, 2016, received from Sanford J. Lewis (the "**Response Letter**"), a copy of which is attached as Exhibit A hereto, with respect to a shareholder proposal and related supporting statement (together, the "**Proposal**") sponsored by As You Sow on behalf of Park Foundation, as lead proponent (the "**Lead Proponent**"), and First Affirmative Financial Network, LLC on behalf of Allen Hancock Revocable Living Trust, as co-proponent (the "**Co-Proponent**" and, together with the Lead Proponent, the "**Proponents**"). This letter supplements our letter dated January 5, 2016 (the "**No-Action Requst**"), requesting that the Staff of the Division of Corporation Finance (the "**Staff**") concur with our view that the Company may exclude the Proposal from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "**2016 Proxy Materials**").

The No-Action Request sets forth the bases for our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal and pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. This letter responds to certain of the arguments raised by the Response Letter.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("**SLB 14D**"), we are submitting this letter to the Staff via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), copies of this letter are concurrently being sent to the Proponents. We take this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Staff or the Securities and Exchange Commission with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) of the Exchange Act and SLB 14D.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

In the Response Letter, the Proponents effectively introduced a new proposal for stress-testing the Company's future reserves. Specifically, the Response Letter claims that the No-Action Request ignored "the framework of stress testing" and misunderstood shareholders' concerns, which sought to "understand the impact of investing their capital today in the exploration and development of future reserves." However, we are not required to, and decline to, address this new proposal that seeks stress testing. Instead, we are addressing the points raised with respect to the Proposal, which states (emphasis added):

> Shareholders request that Hess prepare and publish a report by September 2016, at reasonable cost and omitting proprietary information, ***disclosing the financial risks to the Company of stranded assets related to climate change and associated demand reductions.*** The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's ***oil reserves cannot be monetized.***

The essential disclosure objectives of the Proposal, as we described in the No-Action Request, are to elicit disclosures regarding (i) the risk of "stranded assets" due to climate change and (ii) whether the Company is taking appropriate steps to mitigate such impact when making investment decisions. This interpretation is further supported by the Proponents' repeated admission in the Response Letter that the primary goal of the Proposal is to enable investors to make informed investment decisions in the Company in a decarbonizing economy. In addition, despite the fact that the Proponents now argue that the Proposal seeks an evaluation of the Company's investments in *future* reserves, based on a plain reading of the Proposal as written, the Proposal requests a report evaluating the impact if the Company's existing reserves become stranded.

The Staff has consistently concurred that disclosures provided by a company substantially implement shareholder proposals seeking reports, even when the company's disclosures were not precisely what the proponent would prefer. *See, e.g., Mondelez International, Inc.* (Mar. 7, 2014) (concurring in the exclusion of a proposal requesting that the board produce a report on the company's process for identifying and analyzing potential and actual human rights risks in the company's operations and supply chain, where the company already disclosed its risk management process and the framework it used to assess potential human rights risks; *Pfizer Inc.* (Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (concurring in the exclusion of a proposal requesting that the board issue a report detailing measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use, where the company cited its compliance with the Animal Welfare Act and published a two-page "Guidelines and Policy on Laboratory Animal Care" on its website); and *Exelon Corp.* (Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"). The Company has published, and continues to publish, information about climate change and its potential impact on the Company, including associated demand reductions. This information includes IEA projections about energy demand, the IHS Energy report opining that the intrinsic value of an oil and gas company is based primarily on its proved reserves to be monetized within 10 to 15 years, and the Company's view as to the risk of these reserves becoming stranded due to climate change. Although not made in precisely the manner contemplated by the Proponents, these disclosures address the primary and essential purpose of the report requested in the Proposal. As a result, the Company has substantially implemented all required elements of the Proposal.

In making their arguments against the Company's position, the Proponents have resorted to identifying some data points that do not appear in the Company's disclosures and maligning some of the Company's data sources, such as the IEA projections. Leaving apart the irony given that the Proposal itself cites the IEA, the larger point here is that, despite the fact that the Company's prior public disclosures were not made in precisely the manner contemplated by the Proponents, the Proposal is excludable because the essential disclosure objectives of the Proposal, to the extent it touches upon climate change, have already been the topic of existing disclosure by the Company and, therefore, the Company may properly exclude the Proposal on the grounds that it has been substantially implemented pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

We continue to believe that the Proposal is excludable under Rule 14a-8(i)(7) because (i) it involves the Company's ordinary business operations, in that it relates to the Company's financial planning and investment decisions and (ii) relates to the Company's choice of resources and technologies for use in its operations. The Proponents misinterpreted the SEC Staff Legal Bulletin 14H (Oct. 22, 2015) (the "**SLB 14H**") and Staff Legal Bulletin 14E (Oct. 27, 2009) (the "**SLB 14E**"). In SLB 14H, the Staff states that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.'" SLB 14H does not authorize a proposal seeking information about "nitty-gritty" business matters; it merely clarifies that a proposal may not be excludable simply because the significant policy issue relates to the essential business of a company. *See SLB 14H.* In SLB 14E, the Staff supports the Company's view that if a proposal's underlying subject matter involves an ordinary business matter to a company, the proposal generally will be excludable. *See SLB 14E.* The Proposal is excludable under Rule 14a-8(i)(7) not because climate change relates to the Company's core business, rather it is excludable because the underlying subject matters relate to the Company's ordinary business matters, i.e., the Company's financial planning and investment decisions, as well as the Company's choice of resources and technologies for use, which require extremely complex business decisions that are outside the knowledge and expertise of shareholders and are not appropriate for a shareholder vote.

The Response Letter drew the wrong conclusions from the numerous no-action letters cited in the No-Action Request. The Proponents' dismissal of this line of precedents, where the Staff has consistently concurred that a proposal implicating management's oversight of financial planning and investment decisions may be excluded under Rule 14a-8(i)(7), is unwarranted. The Staff concurred with the companies' views in those scenarios because that financial planning and investment decisions relate to a company's ordinary business operations despite the fact that there is a "significant policy issue to transcend issues of ordinary business." *See The Western Union Co.* (Mar. 6, 2009, *recon. denied* Mar. 23, 2009) (concurring in the exclusion of a proposal asking the company to issue a report on the company's policies on investment in local communities with a view to address the needs of community constituents and to "develop long-term reinvestment that reflects those needs," although community reinvestment is a significant policy issue); *FLIR Systems, Inc.* (Feb. 6, 2013) (concurring in the exclusion of a proposal that requested a report "describing the company's short- and long-term strategies on energy use management," although it involves a significant policy issue of energy efficiency); and *Exxon Mobil Corp.* (March 6, 2012) (concurring in the view that "[a]ssessing financial and operational risks posed by the challenges associated with oil sands" related to the company's ordinary business operations and thus permitting exclusion of a report on "possible short and long term risks to the company's finances and operations" related to the company's oil sands operation, although there is a significant policy issue of environmental risk from oil sands extraction). As the Proponents reluctantly admitted in the Response Letter, the real reason for exclusion of the proposals in the above cited precedents was that the proposals went beyond the significant policy issue into matters of ordinary business, which is precisely the reason for exclusion of the Proposal under Rule 14a-8(i)(7).

In addition, the Proponents' distinctions of *Dominion Resources, Inc.* (Feb. 14, 2014) and *FirstEnergy Corp.* (Mar. 8, 2013) are at best tenuous. In those precedents, the Staff supported the companies' views because the underlying subject matters, such as a "plan for developing solar generation," the risks and benefits of increased solar generation and "diversifying energy resources to include increased energy efficiency and renewable energy resources," concern the companies' ordinary business, not because those proposals did not focus on climate change. *See Dominion Resources, Inc.* (Feb. 14, 2014) (concurring in the exclusion of the proposal seeking the establishment of a team to "review the risks [the company] faces under its current plan for developing solar generation" and development of a report on those risks "as well as benefits of increased solar generation," where the company argued that proposal was intended to involve shareholders in decisions concerning generation resources and technologies that the company would use to produce electricity) and *FirstEnergy Corp.* (Mar. 8, 2013) (concurring in the exclusion of a proposal requesting a report "on actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources" as the proposal "concern[ed] [the] company's choice of technologies for use in its operations."). Similarly, the Proposal may be excluded under Rule 14a-8(i)(7) because its subject matter involves the Company's ordinary business matters.

Finally, contrary to the Proponents' assertions, the Proposal does stray beyond climate change issues into matters of ordinary business. The risk modeling report requested in the Proposal involves complex matters, based on numerous assumptions, much of it speculative and would not be appropriate or useful for shareholders. Had the Proponents, without referencing climate change, simply requested a report disclosing the impact to the Company if a specified range of the Company's reserves could not be monetized, the proposal clearly would have been excludable on ordinary business grounds. *See e.g., Exxon Mobil Corp.* (March 6, 2012) (concurring in the view that "[a]ssessing financial and operational risks posed by the challenges associated with oil sands" related to the company's ordinary business operations and thus permitting exclusion of a report on "possible short and long term risks to the company's finances and operations" related to the company's oil sands operation); and *Amazon.com, Inc.* (March 27, 2015) (concurring that the company could exclude a proposal requesting disclosure of any reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells because the proposal related to ordinary business operations). The fact that the Proponents use climate change as a basis to request this report should not "transcend" the ordinary business analysis, particularly when the purported focus of the report is a specified range of scenarios that do not relate to climate change. If, conversely, the essential purpose of the Proposal is to inform investors about management's views as to the potential risks to the Company and its shareholders from climate change, the Company has already publicly disclosed this information and has implemented the Proposal, as discussed in Part I. Further, management has the expertise and knowledge to factor in demand fluctuation caused by risks related to climate change when making ordinary business decisions, such as determining the resources to develop or applying a shadow carbon price. The Proposal cannot hide behind the policy issue of climate change to force management to take the Proponents' view that a large percentage of the Company's assets may be stranded while making ordinary business decisions. There is a clear line of contrast between the proposal in *DTE Energy Co.* (Jan. 26, 2015) and the Proposal. The proposal in *DTE Energy Co.* seeks a general assessment of the company's business model, *see DTE Energy Co.* (Jan. 26, 2015) (declining to concur that the company could exclude a proposal requesting that the company assess how it could adapt its current business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce greenhouse gas emissions rather than being dictated how to evaluate specific asset scenarios differently); while in this case, the Proposal would dictate that the Company must evaluate specific asset scenarios differently. The Proponents cannot have it both ways by arguing that the Proposal is seeking stress testing of the Company's assets (the whole point of which is to dictate specific asset scenarios and find a theoretical breaking point) on the one hand, while swiftly dismissing the distinction of "specific asset scenarios" as "a point which is irrelevant" on the other hand. For the reasons above, the Proposal may be excluded from the Company's 2016 Proxy Materials in reliance on Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request that the Staff concur with our view that the Company may properly omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8. Should the Staff disagree with this conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Please do not hesitate to contact me at (212) 819-8509 or djohansen@whitecase.com if you have any questions or require any additional information.

Very truly yours,

David Johansen

David M. Johansen

Attachments

cc: George C. Barry, Hess Corporation
Sanford J. Lewis
Amelia Timbers, Energy Program Manager, As You Sow
Jon M. Jensen, Executive Director, Park Foundation (c/o As You Sow)
Holly A. Testa, Director, Shareowner Engagement, First Affirmative Financial Network, LLC
Allen Hancock, Allen Hancock Revocable Living Trust (c/o First Affirmative Financial Network, LLC)

Exhibit A

(see attached)

SANFORD J. LEWIS, ATTORNEY

February 11, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Hess Inc. regarding stranded assets and climate change
- As You Sow on behalf of Park Foundation

via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

As You Sow, on behalf of Park Foundation (the "Proponent"), the beneficial owner of common stock of Hess Inc. (the "Company"), has submitted a shareholder proposal (the "Proposal") to the Company. The proposal was also co-filed by First Affirmative Financial Network, LLC on behalf of Allen Hancock Revocable Living Trust. I have been asked by the Proponent to respond to the letter dated January 11, 2016 sent to the Securities and Exchange Commission by David M. Johansen of the law firm of White & Case. In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rule 14a-8(i)(10) and Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, the Proposal must be included in the Company's 2016 proxy materials and it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to David M. Johansen of the law firm of White & Case.

SUMMARY

The Proposal requests that the Company prepare and publish a report disclosing the financial risks of stranded assets related to climate change and associated demand reductions, evaluating a range of stranded asset scenarios such as scenarios in which 10, 20, 30 and 40 percent of the company's oil reserves cannot be monetized. The report should describe a range of capital allocation strategies responsive to those scenarios, including diversifying capital investment or returning capital to shareholders, and provide information on assumptions used in each scenario including carbon price and crude oil price. (Full proposal included in Exhibit A.)

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

The Company asserts that it has substantially implemented the Proposal through its existing disclosures, including reports setting forth the Company's conjecture that climate change policy adopted by global governments will not restrict the use of fossil fuels to such an extent that it would strand the Company's assets. However, the Proponent and many other observers in the investment marketplace and policy arenas have a distinctly different viewpoint on the likelihood of such scenarios. The Proponent believes that the Company is neglecting realistic risks associated with climate change. The essential purpose of the Proposal is for the Company to publish an assessment of its potential exposure to a range of carbon-related demand reductions resulting in stranded assets, and how the company might adapt its capital planning to respond to these risks. The Company has not issued such a report. The Company has considered only a single positive outcome of rising demand, therefore, the Proposal is not substantially implemented. Further, the Company's assertion of a lack of risk associated with its current reserves over the next 15 years is not responsive to the Proposal's request to address a range of risks posed by climate change policy. Nor can the company's promise to incorporate a price of carbon in future investments substitute for the requested analysis. Shareholders have no information about the price of carbon being used by the Company or how it is being used; traditionally, oil companies' application of a carbon price has had little to no effect on project selection because of the low price selected and a highly limited application. Hess provides no information to shareholders about this issue. Similarly, reducing its own carbon emissions does not answer the question of whether its assets have the potential to be stranded due to worldwide demand reductions associated with climate change including efficiency, regulatory requirements, competition from renewables, or substitution, among others.

The Company also asserts that the Proposal is excludable as relating to the Company's ordinary business operations. Because the Proposal addresses the significant policy issue of climate change, and has a significant nexus to the Company's business operations, the Proposal is not excludable pursuant to Rule 14a-8(i)(7).

BACKGROUND

Climate change -- and the risks it is generating for companies -- has become a major concern for investors. This concern has been magnified by the 21st Session of the Conference of the Parties (COP 21) in Paris, where 195 global governments agreed to restrict greenhouse gas emissions to no more than 2 degrees Celsius from pre-industrial levels and submitted plans to begin achieving the necessary greenhouse gas emission reductions. In the Agreement, Global governments also acknowledged the need to strive to keep global warming to 1.5 degrees, recognizing current and projected harms to low lying islands. Pursuant to the Agreement, Governments have submitted initial action plans (Independent Nationally Determined Commitments (INDCs)) to achieve a substantial share of these greenhouse gas emission reductions. Accountability for achieving these goals is created by: (1) transparency on implementation of INDCs and (2) a mechanism for ratcheting commitments every 5 years as necessary to achieve the goals. At the close of the Conference, U.N. Secretary General Ban Ki-moon summarized the Paris Agreement as follows:

"The once unthinkable [global action on climate change] has become the unstoppable".[1]

Achievement of a 2 degree goal requires *net zero global emissions* to be attained by 2100.[2] To achieve the 1.5 goal, net zero global emissions must occur by 2050. Achieving net zero emissions this century means that the vast majority of fossil fuel reserves cannot be burned. As noted by Mark Carney, the President of the Bank of England, the carbon budget associated with meeting the 2 degree goal will "render the vast majority of reserves 'stranded' – oil, gas, and coal that will be literally unburnable without expensive carbon capture technology, which itself alters fossil fuel economics."[3]

As the profound implications of a warming world have begun resonating with global policymakers, and a credible path to action has been initiated, the need for companies to provide reliable information on the financial risks and opportunities associated with climate change has only been underscored. Investors' require clear, transparent, and comparable information about climate change impacts to make informed assessments about their use of capital. This need for clear and complete information has been echoed by a range of financial regulatory agencies and institutions, from the Bank of England to the Financial Accounting Standards Board (FASB) which recently set up a Task Force on Climate-Related Financial Disclosures (TCFD) under the chairmanship of Michael Bloomberg. The goal of the TCFD is to develop voluntary, consistent climate-related financial risk disclosure mechanisms to provide critical informative information to investors, lenders, insurers, and other stakeholders. France recently created mandatory climate risk disclosure requirements.[4] Australia also just announced that its Senate will conduct an inquiry into how Australian companies report their investments in fossil fuels and their exposure to the carbon bubble.[5]

Global governments are now on a clearly acknowledged path to decarbonisation. The message of Paris and the urgency for action will have profound effects on regulatory policy, technological progress, and consumer demand in the energy sector, which contributes up to 76% of greenhouse gas emissions and is therefore ground zero for change.[6] The range of risks to oil and gas companies associated with climate change due to regulatory, technological, and financing changes, and associated demand reductions, must not only be assessed by the Company and internalized, but

[1] United Nations News Centre. COP21: UN chief hails new climate change agreement as 'monumental triumph,'. Dec, 2015. http://www.un.org/apps/news/story.asp?NewsID=52802#.Vq751VJRJuQ

[2] United Nations Environmental Program. UN Says Global Carbon Neutrality Should be Reached by Second Half of Century, Demonstrates Pathways to Stay Under 2°C. Nov, 2014.

[3] Bank of England. Breaking the tragedy of the horizon - climate change and financial stability - speech by Mark Carney. Sept, 2015. http://www.bankofengland.co.uk/publications/Pages/speeches/2015/844.aspx#1

[4] Pensions & Investments. France to require institutional investors to disclose carbon exposure. May, 2015. http://www.pionline.com/article/20150522/ONLINE/150529958/france-to-require-institutional-investors-to-disclose-carbon-exposure

[5] The Greens. Greens Senate Inquiry into the Exposure of Australian' Investment to the Carbon Bubble. Feburary, 2016. http://greens.org.au/news/qld/greens-senate-inquiry-exposure-australians%E2%80%99-investments-carbon-bubble

[6] Environmental Protection Agency. Global Greenhouse Gas Emissions Data. http://www3.epa.gov/climatechange/ghgemissions/global.html

shared with investors to allow them to make fully formed investment decisions. In a 2010 disclosure Guidance Update, the SEC recognized the need for comprehensive climate disclosure.[7] Over the past 5 years, the need for clear disclosure on the risks of climate change has only become more evident.

ANALYSIS

I. The Proposal is not excludable under Rule 14a-8(i)(10) because the Company has wholly failed to disclose to investors the financial risks to the company of stranded assets related to climate change and demand reductions across a range of scenarios, thus it has not addressed each element of the shareholder Proposal nor met the Proposal's essential disclosure objectives.

A. The Company's distortion of the essential purpose of the proposal notwithstanding, the Proposal is not substantially implemented within the meaning of prior Staff decisions and Rule 14a-8(i)(10).

To assist shareowners in understanding the potential risks of investing in the Company in a decarbonizing economy, the Proposal asks Hess to evaluate the potential for stranded assets, i.e., devalued or unsaleable assets related to climate change, including a range of scenarios in which differing amounts of the company's reserves cannot be monetized. This stress testing is critically important to shareowners in evaluating the impact of severe but plausible climate-related risk scenarios on the Company. As part of this analysis, the Proposal requests in its Supporting Statement that the Company provide a range of capital allocation strategies associated with the scenario outcomes, including whether diversifying capital investment or returning capital to shareholders would be appropriate. The Supporting Statement also asks the Company to provide assumptions used in each scenario, including carbon price and crude oil price.

Such analysis would assist shareowners in assessing risks in the event the Company's current assumptions regarding minimal global impact of climate policy and related market conditions fail, and instead the more financially impactful scenarios anticipated by the Proponent and other observers come to fruition.

The Company's assertion that its reporting substantially implements the Proposal is grounded in its mischaracterization of the proposal – ignoring the framework of stress testing and instead asserting that the core objectives of the proposal are merely to elicit disclosures regarding *the Company's* assessment of the risk of "stranded assets" due to climate change.

The Proponent believes that the Company is currently operating its business based on optimistic projections of climate policy and fossil fuel demand, such that it does not

[7] SEC. Commission Guidance Regarding Disclosure Related to Climate Change. 2010. https://www.sec.gov/rules/interp/2010/33-9106.pdf

believe it is necessary to consider more stressful scenarios. But the form of stress testing proposed in the Proposal, in which the Company's optimistic risk projections fail, is certainly an appropriate concern and interest of investors, and is the essential purpose of the Proposal. The specifics of the proposal cannot be ignored in assessing the essential purpose. The reason is that the Company's existing disclosures involve judgments that lead, in the view of the Proponent, to failing to adequately consider the relevant scenarios and therefore the relevant risk.

The request of the Proposal is consistent with the way analysts in a wide array of situations request companies to go beyond optimistic projections, and undertake stress testing of lower demand scenarios. For instance, Barclays states that: "…we think fossil-fuel companies should at the very least be stress-testing their business models against a significant tightening of global climate policy over the next two decades."[8] Barclays also comes to the conclusion that under a 2-degree scenario, the oil industry is posed to lose $22.4 trillion of lost oil sale revenues.[9] There is no indication to shareholders that the Company undertakes any analysis of lowered demand scenarios, including a 2 degree scenario. As far as Proponents know, the Company is working from a business as usual scenario of demand, with substantial growth in demand from developing countries, which does not account for the wide range of climate-related factors that could lower demand. The Proposal seeks precisely the type of analysis sought by Barclays and others. Therefore, in the absence of responsive action by the company that actually provides such an analysis, the proposal cannot possibly be substantially implemented.

The Company has produced a sustainability report with a limited section titled "Carbon Asset Risk" which provides a list of arguments that downplay the existence of carbon asset risk, ostensibly making it unnecessary to do the projections sought. Having framed the Proposal as addressing only limited objectives and, in essence, rejecting the possibility that there are risks meriting the "stress test" that is at the core of the proposal, it is not surprising that the Company can then assert that its sustainability report is compliant. However, the company cannot credibly claim that it has provided the requested information to shareowners. The information requested by shareowners -- an analysis of a range of stranded asset scenarios -- is nowhere found in that report, since the Company's report provides a set of assumptions which downplay the likelihood of what the Company refers to as "the stranded asset concept."

From the information provided, shareholders understand that the company anticipates no reduction in demand associated with climate change and no risk of stranded assets over the next 10 to 15 years. Such information does not in any way meet the essential disclosure objective of the Proposal – analysis of a set of reasonable and plausible risk scenarios that go beyond the company's optimistic expectation that climate change will not harm demand for its products.

---

[8] The Telegraph. COP-21 climate deal in Paris spells end of the fossil era. Nov, 2015. http://www.telegraph.co.uk/finance/economics/12021394/COP-21-climate-deal-in-Paris-spells-end-of-the-fossil-era.html

[9] The Fuse. Barclays: $22 Trillion In Oil Revenue At Risk From COP-21 Negotiations. Dec, 2015. http://www.energyfuse.org/barclays-22-tillion-in-oil-revenue-at-risk-from-cop-21-negotiations/

Enterprise Risk Analysis - First, the company states that it has an Enterprise Risk Management system that screens projects for risk. All companies have such a standard system in place, but that does not answer the question of how well the system addresses climate change-related risk. The Company does not describe or provide the results of its Enterprise analysis. Nor does the Company claim that it conducts an assessment of a range of potential demand reduction scenarios under this system that would result in an inability to sell its oil and gas resources as requested by shareowners.

Carbon Price - Hess has recently added a shadow carbon price to its analysis, which shareowners applaud. However, shareowners have no information as to how useful that price is in allocating risk, since the Company does not state the price of carbon it is using, when or how it is applying it, and whether it reflects the Company's optimistic public policy projections.

Demand Projection - Most importantly, Hess' two-page discussion, because it is built upon a shaky foundation of optimistic projections that demand will not be affected by climate change, fails to address shareholder's request. The company cites to the International Energy Association (IEA) projections positing that demand for fossil fuels will increase through 2040, asserting that even the IEA 2 degree scenario projects a slight increase in demand (assuming use of carbon capture and storage). We do not know which IEA projection, if any, the company uses for its demand projection, but it is clear the Company assumes demand growth.

Hess' level of projected demand growth, however, presents only one potential scenario. The company provides no other scenarios. The IEA is known for its overly optimistic demand projections. The IEA has frequently overestimated oil demand and underestimated the deployment of renewable technology.[10] Further, there are a range of events that could create demand levels lower than even the IEA's 450 (2 degree) reference case -- from disruptive technology breakthroughs, including battery storage for electric vehicles, to greatly improved fuel efficiency, to imposition of carbon pricing, to other government regulations. In addition, the IEA scenarios rely on carbon capture and storage which currently remains far too costly to be used even if effectiveness is eventually proven.

Regulation - The Company next discusses its belief that it is unlikely that global governments will unite to enact climate change policies consistent with a 2 degree goal, instead positing that any action on global warming will be much more moderate. The COP 21 global agreement to maintain 2 degrees or less global warming suggests that a stringent and fairly abrupt reduction in greenhouse gas emissions is more likely to happen, and more quickly, than the Company anticipates. Shareowners can only assume, from the information provided, that the Company has not analyzed this issue or factored it into its risk projections. Certainly it has not shared any such projections or analysis with shareholders.

Proved Reserves - Hess argues that shareowners are wrong to be concerned about 'stranded assets'

[10] Vox Energy and the Environment. The International Energy Agency consistently underestimates wind and solar power. Why? Oct, 2015. http://www.vox.com/2015/10/12/9510879/iea-underestimate-renewables

devaluing the company, arguing that 81% of the company's valuation is based on proved reserves that will be used within the next 15 years, thus having limited impact on the company's current valuation.

This argument misunderstands shareholder's concerns on many levels. Shareowners seek to understand the impact of investing their capital ***today*** in the exploration and development of future reserves and whether that capital investment will, in the future, create value or suffer from write-downs, devaluations, or liabilities. Essentially, shareowners are asking: what is the potential that investments made by the company today will lead to stranded assets in the future? The fact that current reserves might be used up before reduced demand scenarios go into effect has no relevance to this question.

Moreover, Hess ignores the possibility for nearer term demand impacts from climate change factors. Proponents believe there are a variety of scenarios in which demand can be reduced within the 15 year time frame cited by the Company. When disruptive change occurs -- such as new technology, carbon pricing, or effective government fuel economy regulations -- it can do so rapidly. As has been demonstrated by the recent dramatic oil price fall, there is a risk to current value from over supply. Near-term demand reductions, including those associated with climate change, can create oversupply. We have already seen oil demand actually fall in OECD countries due to increased fuel efficiency standards. That demand reduction factors into the current losses the oil and gas sector is experiencing. As noted, greater fuel efficiencies in the near term or unexpected technology advances in electric vehicles are plausible scenarios, among others, that could cause even a near-term fall in demand that would affect company value and return.

Coal - Hess' carbon risk assertions suggests that since coal is the most carbon-intensive fuel, and there are near term alternatives, coal is the most likely fossil fuel to experience demand degradation in a carbon constrained economy. While this is true, it does not make the demand reductions predicted for oil and gas less costly or less likely. Also, not mentioned by Hess, the value of coal companies is currently already so low that oil and gas companies can be expected to experience much greater value losses associated with demand degradation.

Efficiency & GHG Reductions - Similarly, Hess argues in its no-action letter that its efficiency measures can substitute for the requested risk analysis. While the Company's efficiency measures and emission reduction efforts are important, they do not satisfy a request for risk analysis. The Company could be highly efficient and meet its greenhouse gas reductions goals while still experiencing stranded assets due to outside factors such as demand reduction, competition from renewable energy and clean technologies, and regulations such as carbon pricing.

While the Company's arguments for why it believes there is little risk provide useful information to shareowners about the company's management decisions, they do not satisfy the request of the Proposal regarding disclosure of a range of potential climate change risk scenarios in the event the Company's optimistic scenario fails.

B. <u>A Fact Pattern for Asserting Substantial Implementation is Simply Not Present</u>

The cases cited by the Company are not relevant models for analysis of substantial implementation in the current example. As the Company notes, the staff criterion for decision-making is:

> When a company can demonstrate that it has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented."

The present Proposal is not a case where each element of the proposal can be said to have been addressed. Indeed, in this instance, <u>no elements</u> of the Proposal have been addressed. The Company sustainability report literally meets none of the guidelines of the proposal.

The Company does makes a commitment to certain future disclosures.[11] However, it should be noted that a promise to implement a proposal in the future is never substantial implementation of a proposal today. So the fact that the Company says it will report in a future sustainability report on how it is working to "enhance discussion of carbon asset risk" s of no relevance at all to the question of substantial implementation of the present Proposal.

The Proponent certainly agrees that if the Company disclosed information that fulfilled the guidelines of the proposal, even if the information was spread between the Company's sustainability report and 10K, for instance, it would meet this test. But the Company cannot be said to have done so. This was the case in *Entergy Corp.* (Feb. 14, 2014) and *The Dow Chemical Co.* (Mar. 5, 2008). In both cases, the companies' reporting on greenhouse gas emissions, when pulled together from various sources, addressed the essential purposes of the proposals. In contrast here, the Company's adoption of an optimistic public policy scenario negates analysis of the stress scenarios, which is the essential purpose of this Proposal, and is the central concern to the Proponent and other shareholders.

Although a company need not implement the Proposal in exactly the manner requested, it still needs to address the essential purpose and guidelines. The examples cited by the Company stand in contrast to the present proposal. For instance in *Mondelez International, Inc.* (Mar. 7, 2014), the proposal requested that the board report to shareholders on the company's "process for identifying and analyzing potential and actual human rights risks of Mondelez' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;

[11] Hess. Sustainability Report 2014. Pg 35, (2015 Goal, enhance discussion of carbon asset risk and methane leakage in this year's sustainability report). <u>http://www.hess.com/docs/default-source/sustainability/2014-sustainability-report.pdf?sfvrsn=2</u>.

- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- How the results of the assessment are incorporated into company policies and decision making."

In that case, Mondelez had already provided its process for identifying and analyzing all risks, including human rights risks, as part of its risk management program in the 2013 proxy. The company had also provided online information about its membership in an "'industry initiative that supports a common set of Corporate Social Responsibility (CSR) standards' that the [c]ompany uses to evaluate risks in its supply chain," its work safety program, and its internal compliance program. The company thoroughly explained where shareholders may find information on the human rights principles it holds itself and its suppliers to; on the frequency that it conducts its risk assessments; on its methodology in tracking and measuring risk assessment performance as related its risk management program, compliance program, and supplier selection; on the nature of the company's consultation with company employees, non-governmental organizations, industry coalitions, and national governments regarding human rights risks; and on how human rights assessments are utilized to make institutional changes within the company and to make supplier selections. That is not the fact pattern here.

Similarly, in *Pfizer Inc.* (Mar. 7 2014), the proposal requested that the board "issue a report to shareholders detailing all measures implemented to reduce the use of animals—especially in painful procedures—and specific plans to promote alternatives to animal use." The company, however, had already provided online "Pfizer Guidelines and Policy on Laboratory Animal Care," which detailed the company's efforts to reduce use of animals and promote alternatives, including replace animal experiments with non-animal experiments, reduce the number of animals used in experimentation to the absolute minimum necessary, and refine experiments to minimize animal pain and distress. In contrast to Pfizer, as described above, Hess here has made no disclosures that meet the central purposes of Proponents' Proposal.

In *Exelon Corp.* (Feb. 26, 2010), the proposal requested that the board provide a report to shareholders, "updated semi-annually, disclosing Exelon's policies and procedures on political contributions and specific information about contributions. At the time of the proposal's submission, Exelon had already planned to adopt and publish policy and procedure guidelines for direct and indirect political contributions on its website. The materials published by the company were created in response to a previous—and more demanding—proposal, thereby substantially implementing the later proposal. Here, the company has not published the information requested by shareowners.

As evident from each of these examples, the present proposal is not in alignment with the cited precedents and is not excludable under Rule 14a-8(i)(10).

II. The Proposal May Not Be Excluded Under Rule 14a-8(i)(7) Because It Deals Exclusively With Matters Related to the Significant Policy Issue of Climate Change.

Despite the Company's argument, the Proposal is not excludable under Rule 14a-8(i)(7) because it directly and solely focuses on a significant policy issue facing the Company: the impact of climate change policy on the Company's business. The nexus to the Company is clear, as a major oil and gas company whose business is fossil fuels the use of which will be effected by climate change imperatives.

It is well settled in Staff determinations that proposals addressing the subject matter of climate change address a significant policy issue that transcends ordinary business. See, e.g., *DTE Energy Company* (January 26, 2015), *J.B. Hunt Transport Services, Inc.* (January 12, 2015), *FirstEnergy Corp.* (March 4, 2015)(proposals not excludable as ordinary business because they focused on reducing GHG and did not seek to micromanage the company); *Dominion Resources* (February 27, 2014), *Devon Energy Corp.* (March 19, 2014), *PNC Financial Services Group, Inc.* (February 13, 2013), *Goldman Sachs Group, Inc.* (February 7, 2011)(proposals not excludable as ordinary business because they focused on significant policy issue of climate change); *NRG Inc.* (March 12, 2009)(proposal seeking carbon principles report not excludable as ordinary business); *Exxon Mobil Corp.* (March 23, 2007)(proposal asking board to adopt quantitative goals to reduce GHG emissions from the company's products and operations not excludable as ordinary business); *Exxon Mobil Corp.* (March 12, 2007)(proposal asking board to adopt policy significantly increasing renewable energy sourcing globally not excludable as ordinary business); *General Electric Co.* (January 31, 2007)(proposal asking board to prepare a global warming report not excludable as ordinary business).

In addition to Staff determinations, the SEC's February 8, 2010 climate change release entitled "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters (SEC Release Nos. 33-9106; 34-61469; FR-82 hereafter "Release 33-9106, 34-61469") confirmed that climate change has become a subject of intense public discussion as well as significant national and international regulatory activity. Release 33-9106, 34-61469 provided guidance to companies regarding disclosure requirements as they apply to climate change matters because, according to the SEC, "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions."

Moreover, Staff Legal Bulletin 14H has made it clear that if a proposal addresses in its entirety a significant policy issue like climate change, it can certainly request information about "nitty-gritty" business matters that are directly related to that subject matter. Notably, the Company attempts to treat the subject matter as addressing anything other than climate change. The company asserts:

> Although framed as a report relating to climate change, the focus and underlying subject matter of the Proposal is the Company's choice of resources and technologies for use in its operations and management's strategic financial planning and investment decisions —

> subjects, which, as discussed at length below, are fundamental to the Company's ordinary business operations, and therefore, excludable pursuant to Rule 14a-8(i)(7).

Even though the proposal is addressed to climate change related issues and only to such issues, the Company attempts to argue that it's *really addressed to the underlying business decisions.* This argument holds no water, because recent staff guidance has made it very clear how to understand the relationship between a "subject matter" such as climate change, and mundane business matters. A proposal which is squarely focused on a significant policy issue, and for which there is a clear nexus to the Company, will not be found to be excludable under Rule 14a-8(i)(7). This is the case even if it delves into nitty-gritty business matters such as related strategic financial planning and investment decisions, choices of resources and technologies etc. Any Proposal addressing a complex policy issue like climate change, necessarily must delve into such issues if it is to provide meaningful information to shareholders.

The company goes on at length about how *fossil fuels development* is its business, which does not excuse it from addressing major public policy issues facing its business when those issues are raised by investors.

The company also briefly asserts that the proposal micromanages "by probing too deeply into matters of a complex nature" and "seeks to impose specific time-frames or methods for implementing complex policies." Although the Proposal states that it seeks a report on the financial risks to the Company of "stranded assets," it asks for reporting in scenarios and increments "*such as*" scenarios in which "10, 20, 30 and 40 percent of the Company's oil reserves cannot be monetized." It does not dictate or require that the company adopt those specific percentages, but demonstrates with sufficient specificity to not be vague what it would look like if the company implemented a report that went beyond its optimistic projections of climate policy to address potential stranded asset scenarios.

The Company asserts that the proposal is exaggerating the susceptibility of the Company's reserves, and in particular, "unconventional projects," to climate change. The Company is of course able to make such arguments in its opposition statement, but the view that a fossil fuel company is at risk of stranded assets is a widely held belief in the marketplace at present, and it is therefore perfectly appropriate for shareholders to be asking a company to probe the issue more thoroughly than simply dismissing it with optimistic policy outlooks. The Proposal addresses specific increments to demonstrate that the company must, in responding to the Proposal, go beyond choosing to simply deny that any risk exists. In the absence of such specificity, one could well expect that the Company would simply stand by its simplistic assertion that carbon asset risk is of no practical concern

The cases cited by the Company are inapplicable to the present fact pattern and proposal language, because they involved exclusions where the Staff did not find a significant policy issue to transcend issues of ordinary business. For instance, in *The Western Union Co.* (Mar. 6, 2009, *recon. denied* Mar. 23, 2009), the Staff decision finding that a report requesting analysis of the company's investment in local communities was excludable reflected the Staff's rejection of the Proponents argument that local community investment addresses a significant policy issue. Similarly, even though the proposal in *FLIR Systems* (Feb. 6, 2013) made general allusions to "environmental considerations" and "the company's role as a corporate citizen," the proposal principally addressed the energy savings and rate of return to be made on investments in energy efficiency, not a significant policy issue.

Similarly the proposal in *Exxon Mobil Corp.* (March 6, 2012) sought information on financial and operational risks posed by the challenges associated with oil sands," but it also went beyond environmental issues to encompass the economics of Oil sands generally, even beyond the significant policy issue associated with environmental concerns.

A. <u>Including risk assessment does not render a Proposal properly framed on a significant policy issue excludable.</u>

The Company's line of argument regarding the way the proposal requires them to assess risk is archaic, having long been rejected by the Staff based on the guidance issued in Staff Legal Bulletin 14E. The bulletin clarified that the Staff assesses whether the the subject matter of the proposal raises a significant policy issue to determine whether or not it is excludable, not whether the proposal requires a risk assessment related to that subject matter.

B. <u>Resources and technologies used by the Company are appropriate topics to address in a climate proposal</u>

Just as with the arguments regarding assessment of risk, the company's arguments regarding choice of resources and technologies for use in its operations also fails for the same reason.

Although the Proposal touches on resource and technology issues, for instance, "Hess' investments in high cost, unconventional projects, including deep and ultra-deepwater projects. . . [make] the company increasingly uncompetitive in a volatile, carbon-constrained market" and that "undeveloped deepwater and other unconventional reserves would be most at risk of stranding under a global climate agreement," these concerns do not go beyond a focus on how climate change will affect company assets and capital allocation.

There is a clear line of contrast between proposals that address energy issues and investments, which are focused on the subject matter of climate change, and those that are not. The proposals identified by the Company as ostensible precedents for exclusion addressed energy issues, but did so in a way that *did not focus on climate change.* For instance, it is not sufficient to ask a company about a "plan for developing solar generation" or the risks and benefits of solar generation if the proposal is not clearly a proposal that is focused on addressing climate change. *Dominion Resources, Inc.* (Feb. 14, 2014). The same is the case if a proposal asks a company to diversify its energy resources to include energy efficiency and renewable energy. *FirstEnergy Corp.* (Mar. 8, 2013).

C. <u>Scope of the Proposal does not exceed the boundaries of the significant policy issue</u>

The Company goes on to argue that even though the proposal might touch upon a significant policy issue, it strays beyond into matters of ordinary business. The Company's argument that it does so lacks any persuasive effect. The only argument the Company makes is that the kinds of risks being analyzed are the same kind of risks that "would result from any circumstances that may make higher-cost reserves uneconomical and thus potentially stranded. These risks exist due to volatility in commodities prices and other market factors, regardless of the potential impact from climate change or whether new environmental or carbon reduction regulations are implemented or not."

In order for the company's argument to have any merit, it would have to show that the proposal asks for assessment of <u>*issues that are not caused by climate change*</u>. Since the proposal does not do so, it does not "color outside the lines" of the significant policy issue and is not excludable. The risks addressed by the Proposal are due specifically to climate change and therefore may appropriately be raised. In fact, any climate change related proposal will necessarily result in business-related impacts.

The Company has understandable difficulty distinguishing cases like *DTE Energy Co.* (Jan. 26, 2015) in which a proposal asked that a specific energy generation model be evaluated by the utility to assess how the company could adapt its current business model to enable increased deployment of distributed low-carbon electricity generation as a means to reduce greenhouse gas emissions." The only distinction the Company could come up with is that the DTE proposal and others cited did not designate "specific asset scenarios", a point which is irrelevant. Since it is appropriate under Staff guidelines to ask about risks related to the company's business operations associated with the significant policy issue, it is clear that the proposal is well within bounds of the ordinary business rule.

One thing the Company correctly notes is that the *Proposal "implicates the company's financial planning and investment decisions."* However, the reason it does so is because the Proponent and those who would vote for the Proposal believe that climate change has the potential to negatively and substantially affect the Company's assets and that the Company should evaluate and disclose how the climate related risk would affect the Company's assets across a range of possible scenarios.

CONCLUSION

Based upon the foregoing analysis, we urge the Staff to notify the Company that the proposal is not excludable and therefore the Company may not omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8. Please feel free to phone me at 413 549-7333 if you have any questions regarding this matter.

Sincerely,

/S/

Sanford Lewis

Cc: David M. Johansen

WHEREAS:

Investors require better information on Hess' potential financial exposure to scenarios in which its assets become stranded due to climate change-related regulation or other carbon related demand reductions.

Recognizing the severe risks associated with a warming climate, global governments have agreed that global temperature increases should be held below 2 degrees Celsius. To achieve this goal, the International Energy Agency states that two thirds of proven fossil fuels reserves cannot be consumed prior to 2050 ...." (2012). HSBC notes that the equity valuation of oil producers could drop by 40 to 60 percent under such a low carbon consumption scenario. (2013).

In addition to the potential for global carbon emission reduction agreements, demand for oil has the potential to be significantly reduced by other climate change induced factors including fuel economy standards, air quality policies, and competition from renewables. Global oil demand growth is projected to slow in 2016 and, under a 2 degree scenario, is forecast to peak by 2020. (IEA, *Oil Market Report* 2015 and *World Energy Outlook* 2014).

Hess' investments in high cost, unconventional projects, including deep and ultra-deepwater projects, require high oil prices to break even, making the company increasingly uncompetitive in a volatile, carbon-constrained market. BlackRock warns that it is "cautious on companies with high-cost reserves" in a decarbonizing economy. (*Price of Climate Change*, 2015). Kepler Cheuvreux notes that undeveloped deepwater and other unconventional reserves would be most at risk of stranding under a global climate agreement. (*Stranded Assets, Fossilised Revenues*, 2014). The 2014-2015 oil market demonstrates that even a modest over-supply of oil can halt production and development of the highest cost resources.

While Hess' public reporting generally discusses stranded assets, and why it believes they may not occur, it has not analyzed the financial impact to the company of varying levels of stranded assets which, in the opinion of proponents and oil sector experts, may reasonably be expected to occur due to climate regulations or low demand scenarios. Moreover, the company inappropriately downplays the short term risks that some portion of its proved reserves could become stranded. Investors are concerned that Hess is not adequately and transparently accounting for these risks.

RESOLVED:

Shareholders request that Hess prepare and publish a report by September 2016, at reasonable cost and omitting proprietary information, disclosing the financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized.

SUPPORTING STATEMENT. We recommend the report also:

- Provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders;
- Provide information on assumptions used in each scenario, including carbon price and crude oil price.

SANFORD J. LEWIS, ATTORNEY

February 11, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Hess Inc. regarding stranded assets and climate change
- As You Sow on behalf of Park Foundation

via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

As You Sow, on behalf of Park Foundation (the "Proponent"), the beneficial owner of common stock of Hess Inc. (the "Company"), has submitted a shareholder proposal (the "Proposal") to the Company. The proposal was also co-filed by First Affirmative Financial Network, LLC on behalf of Allen Hancock Revocable Living Trust. I have been asked by the Proponent to respond to the letter dated January 11, 2016 sent to the Securities and Exchange Commission by David M. Johansen of the law firm of White & Case. In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rule 14a-8(i)(10) and Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, the Proposal must be included in the Company's 2016 proxy materials and it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to David M. Johansen of the law firm of White & Case.

SUMMARY

The Proposal requests that the Company prepare and publish a report disclosing the financial risks of stranded assets related to climate change and associated demand reductions, evaluating a range of stranded asset scenarios such as scenarios in which 10, 20, 30 and 40 percent of the company's oil reserves cannot be monetized. The report should describe a range of capital allocation strategies responsive to those scenarios, including diversifying capital investment or returning capital to shareholders, and provide information on assumptions used in each scenario including carbon price and crude oil price. (Full proposal included in Exhibit A.)

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

The Company asserts that it has substantially implemented the Proposal through its existing disclosures, including reports setting forth the Company's conjecture that climate change policy adopted by global governments will not restrict the use of fossil fuels to such an extent that it would strand the Company's assets. However, the Proponent and many other observers in the investment marketplace and policy arenas have a distinctly different viewpoint on the likelihood of such scenarios. The Proponent believes that the Company is neglecting realistic risks associated with climate change. The essential purpose of the Proposal is for the Company to publish an assessment of its potential exposure to a range of carbon-related demand reductions resulting in stranded assets, and how the company might adapt its capital planning to respond to these risks. The Company has not issued such a report. The Company has considered only a single positive outcome of rising demand, therefore, the Proposal is not substantially implemented. Further, the Company's assertion of a lack of risk associated with its current reserves over the next 15 years is not responsive to the Proposal's request to address a range of risks posed by climate change policy. Nor can the company's promise to incorporate a price of carbon in future investments substitute for the requested analysis. Shareholders have no information about the price of carbon being used by the Company or how it is being used; traditionally, oil companies' application of a carbon price has had little to no effect on project selection because of the low price selected and a highly limited application. Hess provides no information to shareholders about this issue. Similarly, reducing its own carbon emissions does not answer the question of whether its assets have the potential to be stranded due to worldwide demand reductions associated with climate change including efficiency, regulatory requirements, competition from renewables, or substitution, among others.

The Company also asserts that the Proposal is excludable as relating to the Company's ordinary business operations. Because the Proposal addresses the significant policy issue of climate change, and has a significant nexus to the Company's business operations, the Proposal is not excludable pursuant to Rule 14a-8(i)(7).

BACKGROUND

Climate change -- and the risks it is generating for companies -- has become a major concern for investors. This concern has been magnified by the 21st Session of the Conference of the Parties (COP 21) in Paris, where 195 global governments agreed to restrict greenhouse gas emissions to no more than 2 degrees Celsius from pre-industrial levels and submitted plans to begin achieving the necessary greenhouse gas emission reductions. In the Agreement, Global governments also acknowledged the need to strive to keep global warming to 1.5 degrees, recognizing current and projected harms to low lying islands. Pursuant to the Agreement, Governments have submitted initial action plans (Independent Nationally Determined Commitments (INDCs)) to achieve a substantial share of these greenhouse gas emission reductions. Accountability for achieving these goals is created by: (1) transparency on implementation of INDCs and (2) a mechanism for ratcheting commitments every 5 years as necessary to achieve the goals. At the close of the Conference, U.N. Secretary General Ban Ki-moon summarized the Paris Agreement as follows:

"The once unthinkable [global action on climate change] has become the unstoppable".[1]

Achievement of a 2 degree goal requires *net zero global emissions* to be attained by 2100.[2] To achieve the 1.5 goal, net zero global emissions must occur by 2050. Achieving net zero emissions this century means that the vast majority of fossil fuel reserves cannot be burned. As noted by Mark Carney, the President of the Bank of England, the carbon budget associated with meeting the 2 degree goal will "render the vast majority of reserves 'stranded' – oil, gas, and coal that will be literally unburnable without expensive carbon capture technology, which itself alters fossil fuel economics."[3]

As the profound implications of a warming world have begun resonating with global policymakers, and a credible path to action has been initiated, the need for companies to provide reliable information on the financial risks and opportunities associated with climate change has only been underscored. Investors' require clear, transparent, and comparable information about climate change impacts to make informed assessments about their use of capital. This need for clear and complete information has been echoed by a range of financial regulatory agencies and institutions, from the Bank of England to the Financial Accounting Standards Board (FASB) which recently set up a Task Force on Climate-Related Financial Disclosures (TCFD) under the chairmanship of Michael Bloomberg. The goal of the TCFD is to develop voluntary, consistent climate-related financial risk disclosure mechanisms to provide critical informative information to investors, lenders, insurers, and other stakeholders. France recently created mandatory climate risk disclosure requirements.[4] Australia also just announced that its Senate will conduct an inquiry into how Australian companies report their investments in fossil fuels and their exposure to the carbon bubble.[5]

Global governments are now on a clearly acknowledged path to decarbonisation. The message of Paris and the urgency for action will have profound effects on regulatory policy, technological progress, and consumer demand in the energy sector, which contributes up to 76% of greenhouse gas emissions and is therefore ground zero for change.[6] The range of risks to oil and gas companies associated with climate change due to regulatory, technological, and financing changes, and associated demand reductions, must not only be assessed by the Company and internalized, but

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[1] United Nations News Centre. COP21: UN chief hails new climate change agreement as 'monumental triumph,'. Dec, 2015. http://www.un.org/apps/news/story.asp?NewsID=52802#.Vq751VJRJuQ

[2] United Nations Environmental Program. UN Says Global Carbon Neutrality Should be Reached by Second Half of Century, Demonstrates Pathways to Stay Under 2°C. Nov, 2014.

[3] Bank of England. Breaking the tragedy of the horizon - climate change and financial stability - speech by Mark Carney. Sept, 2015. http://www.bankofengland.co.uk/publications/Pages/speeches/2015/844.aspx#1

[4] Pensions & Investments. France to require institutional investors to disclose carbon exposure. May, 2015. http://www.pionline.com/article/20150522/ONLINE/150529958/france-to-require-institutional-investors-to-disclose-carbon-exposure

[5] The Greens. Greens Senate Inquiry into the Exposure of Australian' Investment to the Carbon Bubble. Feburary, 2016. http://greens.org.au/news/qld/greens-senate-inquiry-exposure-australians%E2%80%99-investments-carbon-bubble

[6] Environmental Protection Agency. Global Greenhouse Gas Emissions Data. http://www3.epa.gov/climatechange/ghgemissions/global.html

shared with investors to allow them to make fully formed investment decisions. In a 2010 disclosure Guidance Update, the SEC recognized the need for comprehensive climate disclosure.[7] Over the past 5 years, the need for clear disclosure on the risks of climate change has only become more evident.

ANALYSIS

I. The Proposal is not excludable under Rule 14a-8(i)(10) because the Company has wholly failed to disclose to investors the financial risks to the company of stranded assets related to climate change and demand reductions across a range of scenarios, thus it has not addressed each element of the shareholder Proposal nor met the Proposal's essential disclosure objectives.

A. The Company's distortion of the essential purpose of the proposal notwithstanding, the Proposal is not substantially implemented within the meaning of prior Staff decisions and Rule 14a-8(i)(10).

To assist shareowners in understanding the potential risks of investing in the Company in a decarbonizing economy, the Proposal asks Hess to evaluate the potential for stranded assets, i.e., devalued or unsaleable assets related to climate change, including a range of scenarios in which differing amounts of the company's reserves cannot be monetized. This stress testing is critically important to shareowners in evaluating the impact of severe but plausible climate-related risk scenarios on the Company. As part of this analysis, the Proposal requests in its Supporting Statement that the Company provide a range of capital allocation strategies associated with the scenario outcomes, including whether diversifying capital investment or returning capital to shareholders would be appropriate. The Supporting Statement also asks the Company to provide assumptions used in each scenario, including carbon price and crude oil price.

Such analysis would assist shareowners in assessing risks in the event the Company's current assumptions regarding minimal global impact of climate policy and related market conditions fail, and instead the more financially impactful scenarios anticipated by the Proponent and other observers come to fruition.

The Company's assertion that its reporting substantially implements the Proposal is grounded in its mischaracterization of the proposal – ignoring the framework of stress testing and instead asserting that the core objectives of the proposal are merely to elicit disclosures regarding *the Company's* assessment of the risk of "stranded assets" due to climate change.

The Proponent believes that the Company is currently operating its business based on optimistic projections of climate policy and fossil fuel demand, such that it does not

[7] SEC. Commission Guidance Regarding Disclosure Related to Climate Change. 2010. https://www.sec.gov/rules/interp/2010/33-9106.pdf

believe it is necessary to consider more stressful scenarios. But the form of stress testing proposed in the Proposal, in which the Company's optimistic risk projections fail, is certainly an appropriate concern and interest of investors, and is the essential purpose of the Proposal. The specifics of the proposal cannot be ignored in assessing the essential purpose. The reason is that the Company's existing disclosures involve judgments that lead, in the view of the Proponent, to failing to adequately consider the relevant scenarios and therefore the relevant risk.

The request of the Proposal is consistent with the way analysts in a wide array of situations request companies to go beyond optimistic projections, and undertake stress testing of lower demand scenarios. For instance, Barclays states that: "…we think fossil-fuel companies should at the very least be stress-testing their business models against a significant tightening of global climate policy over the next two decades."[8] Barclays also comes to the conclusion that under a 2-degree scenario, the oil industry is posed to lose $22.4 trillion of lost oil sale revenues.[9] There is no indication to shareholders that the Company undertakes any analysis of lowered demand scenarios, including a 2 degree scenario. As far as Proponents know, the Company is working from a business as usual scenario of demand, with substantial growth in demand from developing countries, which does not account for the wide range of climate-related factors that could lower demand. The Proposal seeks precisely the type of analysis sought by Barclays and others. Therefore, in the absence of responsive action by the company that actually provides such an analysis, the proposal cannot possibly be substantially implemented.

The Company has produced a sustainability report with a limited section titled "Carbon Asset Risk" which provides a list of arguments that downplay the existence of carbon asset risk, ostensibly making it unnecessary to do the projections sought. Having framed the Proposal as addressing only limited objectives and, in essence, rejecting the possibility that there are risks meriting the "stress test" that is at the core of the proposal, it is not surprising that the Company can then assert that its sustainability report is compliant. However, the company cannot credibly claim that it has provided the requested information to shareowners. The information requested by shareowners -- an analysis of a range of stranded asset scenarios -- is nowhere found in that report, since the Company's report provides a set of assumptions which downplay the likelihood of what the Company refers to as "the stranded asset concept."

From the information provided, shareholders understand that the company anticipates no reduction in demand associated with climate change and no risk of stranded assets over the next 10 to 15 years. Such information does not in any way meet the essential disclosure objective of the Proposal – analysis of a set of reasonable and plausible risk scenarios that go beyond the company's optimistic expectation that climate change will not harm demand for its products.

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[8] The Telegraph. COP-21 climate deal in Paris spells end of the fossil era. Nov, 2015. http://www.telegraph.co.uk/finance/economics/12021394/COP-21-climate-deal-in-Paris-spells-end-of-the-fossil-era.html

[9] The Fuse. Barclays: $22 Trillion In Oil Revenue At Risk From COP-21 Negotiations. Dec, 2015. http://www.energyfuse.org/barclays-22-tillion-in-oil-revenue-at-risk-from-cop-21-negotiations/

Enterprise Risk Analysis - First, the company states that it has an Enterprise Risk Management system that screens projects for risk. All companies have such a standard system in place, but that does not answer the question of how well the system addresses climate change-related risk. The Company does not describe or provide the results of its Enterprise analysis. Nor does the Company claim that it conducts an assessment of a range of potential demand reduction scenarios under this system that would result in an inability to sell its oil and gas resources as requested by shareowners.

Carbon Price - Hess has recently added a shadow carbon price to its analysis, which shareowners applaud. However, shareowners have no information as to how useful that price is in allocating risk, since the Company does not state the price of carbon it is using, when or how it is applying it, and whether it reflects the Company's optimistic public policy projections.

Demand Projection - Most importantly, Hess' two-page discussion, because it is built upon a shaky foundation of optimistic projections that demand will not be affected by climate change, fails to address shareholder's request. The company cites to the International Energy Association (IEA) projections positing that demand for fossil fuels will increase through 2040, asserting that even the IEA 2 degree scenario projects a slight increase in demand (assuming use of carbon capture and storage). We do not know which IEA projection, if any, the company uses for its demand projection, but it is clear the Company assumes demand growth.

Hess' level of projected demand growth, however, presents only one potential scenario. The company provides no other scenarios. The IEA is known for its overly optimistic demand projections. The IEA has frequently overestimated oil demand and underestimated the deployment of renewable technology.[10] Further, there are a range of events that could create demand levels lower than even the IEA's 450 (2 degree) reference case -- from disruptive technology breakthroughs, including battery storage for electric vehicles, to greatly improved fuel efficiency, to imposition of carbon pricing, to other government regulations. In addition, the IEA scenarios rely on carbon capture and storage which currently remains far too costly to be used even if effectiveness is eventually proven.

Regulation - The Company next discusses its belief that it is unlikely that global governments will unite to enact climate change policies consistent with a 2 degree goal, instead positing that any action on global warming will be much more moderate. The COP 21 global agreement to maintain 2 degrees or less global warming suggests that a stringent and fairly abrupt reduction in greenhouse gas emissions is more likely to happen, and more quickly, than the Company anticipates. Shareowners can only assume, from the information provided, that the Company has not analyzed this issue or factored it into its risk projections. Certainly it has not shared any such projections or analysis with shareholders.

Proved Reserves - Hess argues that shareowners are wrong to be concerned about 'stranded assets'

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[10] Vox Energy and the Environment. The International Energy Agency consistently underestimates wind and solar power. Why? Oct, 2015. http://www.vox.com/2015/10/12/9510879/iea-underestimate-renewables

devaluing the company, arguing that 81% of the company's valuation is based on proved reserves that will be used within the next 15 years, thus having limited impact on the company's current valuation.

This argument misunderstands shareholder's concerns on many levels. Shareowners seek to understand the impact of investing their capital *today* in the exploration and development of future reserves and whether that capital investment will, in the future, create value or suffer from write-downs, devaluations, or liabilities. Essentially, shareowners are asking: what is the potential that investments made by the company today will lead to stranded assets in the future? The fact that current reserves might be used up before reduced demand scenarios go into effect has no relevance to this question.

Moreover, Hess ignores the possibility for nearer term demand impacts from climate change factors. Proponents believe there are a variety of scenarios in which demand can be reduced within the 15 year time frame cited by the Company. When disruptive change occurs -- such as new technology, carbon pricing, or effective government fuel economy regulations -- it can do so rapidly. As has been demonstrated by the recent dramatic oil price fall, there is a risk to current value from over supply. Near-term demand reductions, including those associated with climate change, can create oversupply. We have already seen oil demand actually fall in OECD countries due to increased fuel efficiency standards. That demand reduction factors into the current losses the oil and gas sector is experiencing. As noted, greater fuel efficiencies in the near term or unexpected technology advances in electric vehicles are plausible scenarios, among others, that could cause even a near-term fall in demand that would affect company value and return.

Coal - Hess' carbon risk assertions suggests that since coal is the most carbon-intensive fuel, and there are near term alternatives, coal is the most likely fossil fuel to experience demand degradation in a carbon constrained economy. While this is true, it does not make the demand reductions predicted for oil and gas less costly or less likely. Also, not mentioned by Hess, the value of coal companies is currently already so low that oil and gas companies can be expected to experience much greater value losses associated with demand degradation.

Efficiency & GHG Reductions - Similarly, Hess argues in its no-action letter that its efficiency measures can substitute for the requested risk analysis. While the Company's efficiency measures and emission reduction efforts are important, they do not satisfy a request for risk analysis. The Company could be highly efficient and meet its greenhouse gas reductions goals while still experiencing stranded assets due to outside factors such as demand reduction, competition from renewable energy and clean technologies, and regulations such as carbon pricing.

While the Company's arguments for why it believes there is little risk provide useful information to shareowners about the company's management decisions, they do not satisfy the request of the Proposal regarding disclosure of a range of potential climate change risk scenarios in the event the Company's optimistic scenario fails.

B. A Fact Pattern for Asserting Substantial Implementation is Simply Not Present

The cases cited by the Company are not relevant models for analysis of substantial implementation in the current example. As the Company notes, the staff criterion for decision-making is:

> When a company can demonstrate that it has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented."

The present Proposal is not a case where each element of the proposal can be said to have been addressed. Indeed, in this instance, no elements of the Proposal have been addressed. The Company sustainability report literally meets none of the guidelines of the proposal.

The Company does makes a commitment to certain future disclosures.[11] However, it should be noted that a promise to implement a proposal in the future is never substantial implementation of a proposal today. So the fact that the Company says it will report in a future sustainability report on how it is working to "enhance discussion of carbon asset risk" s of no relevance at all to the question of substantial implementation of the present Proposal.

The Proponent certainly agrees that if the Company disclosed information that fulfilled the guidelines of the proposal, even if the information was spread between the Company's sustainability report and 10K, for instance, it would meet this test. But the Company cannot be said to have done so. This was the case in *Entergy Corp.* (Feb. 14, 2014) and *The Dow Chemical Co.* (Mar. 5, 2008). In both cases, the companies' reporting on greenhouse gas emissions, when pulled together from various sources, addressed the essential purposes of the proposals. In contrast here, the Company's adoption of an optimistic public policy scenario negates analysis of the stress scenarios, which is the essential purpose of this Proposal, and is the central concern to the Proponent and other shareholders.

Although a company need not implement the Proposal in exactly the manner requested, it still needs to address the essential purpose and guidelines. The examples cited by the Company stand in contrast to the present proposal. For instance in *Mondelez International, Inc.* (Mar. 7, 2014), the proposal requested that the board report to shareholders on the company's "process for identifying and analyzing potential and actual human rights risks of Mondelez' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;

[11] Hess. Sustainability Report 2014. Pg 35, (2015 Goal, enhance discussion of carbon asset risk and methane leakage in this year's sustainability report). http://www.hess.com/docs/default-source/sustainability/2014-sustainability-report.pdf?sfvrsn=2.

- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- How the results of the assessment are incorporated into company policies and decision making."

In that case, Mondelez had already provided its process for identifying and analyzing all risks, including human rights risks, as part of its risk management program in the 2013 proxy. The company had also provided online information about its membership in an "'industry initiative that supports a common set of Corporate Social Responsibility (CSR) standards' that the [c]ompany uses to evaluate risks in its supply chain," its work safety program, and its internal compliance program. The company thoroughly explained where shareholders may find information on the human rights principles it holds itself and its suppliers to; on the frequency that it conducts its risk assessments; on its methodology in tracking and measuring risk assessment performance as related its risk management program, compliance program, and supplier selection; on the nature of the company's consultation with company employees, non-governmental organizations, industry coalitions, and national governments regarding human rights risks; and on how human rights assessments are utilized to make institutional changes within the company and to make supplier selections. That is not the fact pattern here.

Similarly, in *Pfizer Inc.* (Mar. 7 2014), the proposal requested that the board "issue a report to shareholders detailing all measures implemented to reduce the use of animals—especially in painful procedures—and specific plans to promote alternatives to animal use." The company, however, had already provided online "Pfizer Guidelines and Policy on Laboratory Animal Care," which detailed the company's efforts to reduce use of animals and promote alternatives, including replace animal experiments with non-animal experiments, reduce the number of animals used in experimentation to the absolute minimum necessary, and refine experiments to minimize animal pain and distress. In contrast to Pfizer, as described above, Hess here has made no disclosures that meet the central purposes of Proponents' Proposal.

In *Exelon Corp.* (Feb. 26, 2010), the proposal requested that the board provide a report to shareholders, "updated semi-annually, disclosing Exelon's policies and procedures on political contributions and specific information about contributions. At the time of the proposal's submission, Exelon had already planned to adopt and publish policy and procedure guidelines for direct and indirect political contributions on its website. The materials published by the company were created in response to a previous—and more demanding—proposal, thereby substantially implementing the later proposal. Here, the company has not published the information requested by shareowners.

As evident from each of these examples, the present proposal is not in alignment with the cited precedents and is not excludable under Rule 14a-8(i)(10).

II. The Proposal May Not Be Excluded Under Rule 14a-8(i)(7) Because It Deals Exclusively With Matters Related to the Significant Policy Issue of Climate Change.

Despite the Company's argument, the Proposal is not excludable under Rule 14a-8(i)(7) because it directly and solely focuses on a significant policy issue facing the Company: the impact of climate change policy on the Company's business. The nexus to the Company is clear, as a major oil and gas company whose business is fossil fuels the use of which will be effected by climate change imperatives.

It is well settled in Staff determinations that proposals addressing the subject matter of climate change address a significant policy issue that transcends ordinary business. See, e.g., *DTE Energy Company* (January 26, 2015), *J.B. Hunt Transport Services, Inc.* (January 12, 2015), *FirstEnergy Corp.* (March 4, 2015)(proposals not excludable as ordinary business because they focused on reducing GHG and did not seek to micromanage the company); *Dominion Resources* (February 27, 2014), *Devon Energy Corp.* (March 19, 2014), *PNC Financial Services Group, Inc.* (February 13, 2013), *Goldman Sachs Group, Inc.* (February 7, 2011)(proposals not excludable as ordinary business because they focused on significant policy issue of climate change); *NRG Inc.* (March 12, 2009)(proposal seeking carbon principles report not excludable as ordinary business); *Exxon Mobil Corp.* (March 23, 2007)(proposal asking board to adopt quantitative goals to reduce GHG emissions from the company's products and operations not excludable as ordinary business); *Exxon Mobil Corp.* (March 12, 2007)(proposal asking board to adopt policy significantly increasing renewable energy sourcing globally not excludable as ordinary business); *General Electric Co.* (January 31, 2007)(proposal asking board to prepare a global warming report not excludable as ordinary business).

In addition to Staff determinations, the SEC's February 8, 2010 climate change release entitled "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters (SEC Release Nos. 33-9106; 34-61469; FR-82 hereafter "Release 33-9106, 34-61469") confirmed that climate change has become a subject of intense public discussion as well as significant national and international regulatory activity. Release 33-9106, 34-61469 provided guidance to companies regarding disclosure requirements as they apply to climate change matters because, according to the SEC, "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions."

Moreover, Staff Legal Bulletin 14H has made it clear that if a proposal addresses in its entirety a significant policy issue like climate change, it can certainly request information about "nitty-gritty" business matters that are directly related to that subject matter. Notably, the Company attempts to treat the subject matter as addressing anything other than climate change. The company asserts:

> Although framed as a report relating to climate change, the focus and underlying subject matter of the Proposal is the Company's choice of resources and technologies for use in its operations and management's strategic financial planning and investment decisions —

> subjects, which, as discussed at length below, are fundamental to the Company's ordinary business operations, and therefore, excludable pursuant to Rule 14a-8(i)(7).

Even though the proposal is addressed to climate change related issues and only to such issues, the Company attempts to argue that it's *really addressed to the underlying business decisions.* This argument holds no water, because recent staff guidance has made it very clear how to understand the relationship between a "subject matter" such as climate change, and mundane business matters. A proposal which is squarely focused on a significant policy issue, and for which there is a clear nexus to the Company, will not be found to be excludable under Rule 14a-8(i)(7). This is the case even if it delves into nitty-gritty business matters such as related strategic financial planning and investment decisions, choices of resources and technologies etc. Any Proposal addressing a complex policy issue like climate change, necessarily must delve into such issues if it is to provide meaningful information to shareholders.

The company goes on at length about how *fossil fuels development* is its business, which does not excuse it from addressing major public policy issues facing its business when those issues are raised by investors.

The company also briefly asserts that the proposal micromanages "by probing too deeply into matters of a complex nature" and "seeks to impose specific time-frames or methods for implementing complex policies." Although the Proposal states that it seeks a report on the financial risks to the Company of "stranded assets," it asks for reporting in scenarios and increments "*such as*" scenarios in which "10, 20, 30 and 40 percent of the Company's oil reserves cannot be monetized." It does not dictate or require that the company adopt those specific percentages, but demonstrates with sufficient specificity to not be vague what it would look like if the company implemented a report that went beyond its optimistic projections of climate policy to address potential stranded asset scenarios.

The Company asserts that the proposal is exaggerating the susceptibility of the Company's reserves, and in particular, "unconventional projects," to climate change. The Company is of course able to make such arguments in its opposition statement, but the view that a fossil fuel company is at risk of stranded assets is a widely held belief in the marketplace at present, and it is therefore perfectly appropriate for shareholders to be asking a company to probe the issue more thoroughly than simply dismissing it with optimistic policy outlooks. The Proposal addresses specific increments to demonstrate that the company must, in responding to the Proposal, go beyond choosing to simply deny that any risk exists. In the absence of such specificity, one could well expect that the Company would simply stand by its simplistic assertion that carbon asset risk is of no practical concern

The cases cited by the Company are inapplicable to the present fact pattern and proposal language, because they involved exclusions where the Staff did not find a significant policy issue to transcend issues of ordinary business. For instance, in *The Western Union Co.* (Mar. 6, 2009, *recon. denied* Mar. 23, 2009), the Staff decision finding that a report requesting analysis of the company's investment in local communities was excludable reflected the Staff's rejection of the Proponents argument that local community investment addresses a significant policy issue. Similarly, even though the proposal in *FLIR Systems* (Feb. 6, 2013) made general allusions to "environmental considerations" and "the company's role as a corporate citizen," the proposal principally addressed the energy savings and rate of return to be made on investments in energy efficiency, not a significant policy issue.

Similarly the proposal in *Exxon Mobil Corp.* (March 6, 2012) sought information on financial and operational risks posed by the challenges associated with oil sands," but it also went beyond environmental issues to encompass the economics of Oil sands generally, even beyond the significant policy issue associated with environmental concerns.

A. <u>Including risk assessment does not render a Proposal properly framed on a significant policy issue excludable.</u>

The Company's line of argument regarding the way the proposal requires them to assess risk is archaic, having long been rejected by the Staff based on the guidance issued in Staff Legal Bulletin 14E. The bulletin clarified that the Staff assesses whether the the subject matter of the proposal raises a significant policy issue to determine whether or not it is excludable, not whether the proposal requires a risk assessment related to that subject matter.

B. <u>Resources and technologies used by the Company are appropriate topics to address in a climate proposal</u>

Just as with the arguments regarding assessment of risk, the company's arguments regarding choice of resources and technologies for use in its operations also fails for the same reason.

Although the Proposal touches on resource and technology issues, for instance, "Hess' investments in high cost, unconventional projects, including deep and ultra-deepwater projects. . . [make] the company increasingly uncompetitive in a volatile, carbon-constrained market" and that "undeveloped deepwater and other unconventional reserves would be most at risk of stranding under a global climate agreement," these concerns do not go beyond a focus on how climate change will affect company assets and capital allocation.

There is a clear line of contrast between proposals that address energy issues and investments, which are focused on the subject matter of climate change, and those that are not. The proposals identified by the Company as ostensible precedents for exclusion addressed energy issues, but did so in a way that *did not focus on climate change.* For instance, it is not sufficient to ask a company about a "plan for developing solar generation" or the risks and benefits of solar generation if the proposal is not clearly a proposal that is focused on addressing climate change. *Dominion Resources, Inc.* (Feb. 14, 2014). The same is the case if a proposal asks a company to diversify its energy resources to include energy efficiency and renewable energy. *FirstEnergy Corp.* (Mar. 8, 2013).

C. Scope of the Proposal does not exceed the boundaries of the significant policy issue

The Company goes on to argue that even though the proposal might touch upon a significant policy issue, it strays beyond into matters of ordinary business. The Company's argument that it does so lacks any persuasive effect. The only argument the Company makes is that the kinds of risks being analyzed are the same kind of risks that "would result from any circumstances that may make higher-cost reserves uneconomical and thus potentially stranded. These risks exist due to volatility in commodities prices and other market factors, regardless of the potential impact from climate change or whether new environmental or carbon reduction regulations are implemented or not."

In order for the company's argument to have any merit, it would have to show that the proposal asks for assessment of *issues that are not caused by climate change*. Since the proposal does not do so, it does not "color outside the lines" of the significant policy issue and is not excludable. The risks addressed by the Proposal are due specifically to climate change and therefore may appropriately be raised. In fact, any climate change related proposal will necessarily result in business-related impacts.

The Company has understandable difficulty distinguishing cases like *DTE Energy Co.* (Jan. 26, 2015) in which a proposal asked that a specific energy generation model be evaluated by the utility to assess how the company could adapt its current business model to enable increased deployment of distributed low-carbon electricity generation as a means to reduce greenhouse gas emissions." The only distinction the Company could come up with is that the DTE proposal and others cited did not designate "specific asset scenarios", a point which is irrelevant. Since it is appropriate under Staff guidelines to ask about risks related to the company's business operations associated with the significant policy issue, it is clear that the proposal is well within bounds of the ordinary business rule.

One thing the Company correctly notes is that the *Proposal "implicates the company's financial planning and investment decisions."* However, the reason it does so is because the Proponent and those who would vote for the Proposal believe that climate change has the potential to negatively and substantially affect the Company's assets and that the Company should evaluate and disclose how the climate related risk would affect the Company's assets across a range of possible scenarios..

CONCLUSION

Based upon the foregoing analysis, we urge the Staff to notify the Company that the proposal is not excludable and therefore the Company may not omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8. Please feel free to phone me at 413 549-7333 if you have any questions regarding this matter.

Sincerely,

/S/

Sanford Lewis

Cc: David M. Johansen

WHEREAS:

Investors require better information on Hess' potential financial exposure to scenarios in which its assets become stranded due to climate change-related regulation or other carbon related demand reductions.

Recognizing the severe risks associated with a warming climate, global governments have agreed that global temperature increases should be held below 2 degrees Celsius. To achieve this goal, the International Energy Agency states that two thirds of proven fossil fuels reserves cannot be consumed prior to 2050 ...." (2012). HSBC notes that the equity valuation of oil producers could drop by 40 to 60 percent under such a low carbon consumption scenario. (2013).

In addition to the potential for global carbon emission reduction agreements, demand for oil has the potential to be significantly reduced by other climate change induced factors including fuel economy standards, air quality policies, and competition from renewables. Global oil demand growth is projected to slow in 2016 and, under a 2 degree scenario, is forecast to peak by 2020. (IEA, *Oil Market Report* 2015 and *World Energy Outlook* 2014).

Hess' investments in high cost, unconventional projects, including deep and ultra-deepwater projects, require high oil prices to break even, making the company increasingly uncompetitive in a volatile, carbon-constrained market. BlackRock warns that it is "cautious on companies with high-cost reserves" in a decarbonizing economy. (*Price of Climate Change*, 2015). Kepler Cheuvreux notes that undeveloped deepwater and other unconventional reserves would be most at risk of stranding under a global climate agreement. (*Stranded Assets, Fossilised Revenues*, 2014). The 2014-2015 oil market demonstrates that even a modest over-supply of oil can halt production and development of the highest cost resources.

While Hess' public reporting generally discusses stranded assets, and why it believes they may not occur, it has not analyzed the financial impact to the company of varying levels of stranded assets which, in the opinion of proponents and oil sector experts, may reasonably be expected to occur due to climate regulations or low demand scenarios. Moreover, the company inappropriately downplays the short term risks that some portion of its proved reserves could become stranded. Investors are concerned that Hess is not adequately and transparently accounting for these risks.

RESOLVED:

Shareholders request that Hess prepare and publish a report by September 2016, at reasonable cost and omitting proprietary information, disclosing the financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized.

SUPPORTING STATEMENT. We recommend the report also:

- Provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders;
- Provide information on assumptions used in each scenario, including carbon price and crude oil price.

White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787
T +1 212 819 8200

whitecase.com

January 5, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Hess Corporation*
Shareholder Proposal Submitted by As You Sow
Securities Exchange Act of 1934 – Rule 14a-8

On behalf of our client, Hess Corporation, a Delaware Corporation (the "**Company**"), we are writing this letter to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "**2016 Proxy Materials**") a shareholder proposal and related supporting statement (together, the "**Proposal**") received from As You Sow on behalf of Park Foundation, as lead proponent (the "**Lead Proponent**"), and First Affirmative Financial Network, LLC on behalf of Allen Hancock Revocable Living Trust, as co-proponent (the "**Co-Proponent**" and, together with the Lead Proponent, the "**Proponents**").

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("**SLB 14D**"), we are submitting this letter and its attachments to the Staff of the Division of Corporation Finance (the "**Staff**") via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are submitting this letter to the U.S. Securities and Exchange Commission (the "**Commission**") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials, and a copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from its 2016 Proxy Materials.

We take this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that Hess prepare and publish a report by September 2016, at reasonable cost and omitting proprietary information, disclosing the financial risks to the

Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized.

SUPPORTING STATEMENT: We recommend the report also:

- Provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders;
- Provide information on assumptions used in each scenario, including carbon price and crude oil price.

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur with our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

As discussed at length in Section II below, the Proposal should be excluded because it deals with matters relating to the Company's ordinary business operations in the guise of a proposal focused on climate change. However, to the extent the Proposal touches upon the impact of climate change on the Company, we believe the Company has substantially implemented the Proposal via its existing public disclosures. We respectfully request that the Staff concur with our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(10). The Company has published, and continues to publish, information about climate change and its potential impact on the Company, including associated demand reductions, that address the primary goals of the technical report requested in the Proposal. Although the Company's prior public disclosure was not made in precisely the manner contemplated by the Proponents, the Proposal is excludable because the essential disclosure objective of the Proposal, to the extent it touches upon climate change, has already been the topic of existing disclosure by the Company.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (Mar. 17, 2015); *Deere & Company* (November 13, 2012); *Exxon Mobil Corp.* (March 23, 2009); *Exxon Mobil Corp.* (January 24, 2001); and *The Gap, Inc.* (March 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

In applying Rule 14a-8(i)(10), the Staff has consistently concurred with the exclusion of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed. In the case at hand, the essential disclosure objectives of the Proposal were previously disclosed by the Company through its publicly available 2014 Corporate Sustainability Report (as described below). This is similar to *Entergy Corp.* (Feb. 14, 2014), where the Staff concurred in the exclusion of a proposal that requested a report on additional near-term actions to reduce its greenhouse gas emissions, when the company had already made numerous public disclosures on such topic. In fact, even though the prior public disclosure was not made in precisely the manner contemplated by the proponent, that proposal was still excludable. This is similar to the Proposal insofar as the Proposal is also seeking disclosure that is not precisely what has been previously disclosed by the Company. *See also The Dow Chemical Co.* (Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the company's efforts to ameliorate climate change may have affected the global climate when the company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures) and *Dominion Resources, Inc.* (Feb. 19, 2015) (concurring in the exclusion of a proposal requesting a report on the company's effort to reduce environmental hazards associated with its coal ash disposal and storage operations and how those efforts may reduce legal, reputational, and other risks to the company's finances when the company had published a report that focuses on and makes disclosures regarding the risks associated with coal ash disposal and storage operations).

Additionally, a company need not implement a proposal in exactly the manner set forth by the proponent. *See 1998 Release*. In *Mondelez International, Inc.* (Mar. 7, 2014), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board produce a report on the company's process for identifying and analyzing potential and actual human rights risks in the company's operations and supply chain, where the company already disclosed its risk management process and the framework it used to assess potential human rights risks. The facts described in *Mondelez International, Inc.* are strikingly similar to the Proposal because the proposal there sought a more specific disclosure than what was previously disclosed. However, in both cases, the exclusion is appropriate because the broader essential objective has already been the topic of an existing disclosure. *See also Pfizer Inc.* (Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (concurring in the exclusion of a proposal requesting that the board issue a report detailing measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use, where the company cited its compliance with the Animal Welfare Act and published a two-page "Guidelines and Policy on Laboratory Animal Care" on its website); and *Exelon Corp. (Feb. 26, 2010)* (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions").

The Proposal requests that the Company prepare a report disclosing financial risks of "stranded assets" related to climate change and associated demand reductions and provide "capital allocation strategies" to address the risks. The essential core objectives of the Proposal are to elicit disclosures regarding (i) the risk of "stranded assets" due to climate change and (ii) whether the Company is taking appropriate steps to mitigate such impact when making investment decisions. These objectives are already being met by the Company through its publicly available 2014 Corporate Sustainability Report (the "**Sustainability Report**") available on the Company's website at http://www.hess.com/docs/default-source/sustainability/2014-sustainability-report.pdf?sfvrsn=2.

Consistent with the report requested in the Proposal, the Sustainability Report describes the carbon asset risk as contemplated in the first objective of the Proposal. Specifically, under the heading "Carbon Asset Risk Report" on pages 36 and 37, the Sustainability Report addresses potential impact that future climate change regulation may have on the Company's financial market valuation and describes the concept of "stranded assets," the Company's views as to its exposure to "stranded assets" and the monetization of the Company's reserves. For example:

- With respect to stranded assets, pages 36 and 37 of the Sustainability Report reflect the Company's view of the "stranded asset concept."
- With respect to financial risks, pages 36 and 37 of the Sustainability Report discuss the Company's view as to the risk of "stranded assets" impacting the reserve valuation of the Company.

In particular, the Sustainability Report discloses:

- The Company's view that stranded asset proponents downplay the growing demand for fossil fuel resources in emerging markets, the categorization and timing of reserve development and how these reserves contribute to the market valuation of a company, as well as the differing carbon intensities of coal, oil and gas.
- That, according to IHS Energy's Sept. 2014 report entitled "Deflating the Carbon Bubble," the intrinsic value of an oil and gas company is based primarily on its proved reserves as defined under SEC rules, 90 percent of which are expected to be monetized over the next 10 to 15 years. Stranded asset advocates use a much broader definition of "reserves" that includes those reserves with uncertain potential for development and commercialization. They argue that extractive companies will be left with stranded assets and reserves over the next 30–40 years, thus undercutting current valuations. Using this broad definition of a company's reserves inflates the perception of a company's near-term carbon asset risk. According to IHS Energy, while proved reserves on average account for only 24 percent of the resource base by volume, they account for 81 percent of the resource base that drives a company's total valuation. Reserves that are expected to be produced beyond a 15 year time horizon have limited impact on a company's valuation.
- The Company's view that the stranded asset concept also assumes that coal, oil and gas are equally vulnerable to climate policies restricting fossil fuels, without considering the differences in carbon intensities, namely that coal is the most carbon intensive fossil fuel, with a significantly larger carbon footprint than natural gas. In addition, coal is used primarily for power generation, for which there are alternative energy sources: renewables, nuclear and hydroelectric, which have minimal GHG emissions impacts. As a result, coal is the most likely fossil fuel to experience demand degradation in a carbon constrained economy.

- The Company's view that natural gas, the least carbon intensive fossil fuel, will benefit from switching to natural gas from coal as countries seek to reduce GHG emissions, while oil, which is used primarily as a transport fuel, has few cost-competitive substitutes. There is also limited indication of a significant change in the current transportation infrastructure that would lead to a transition away from oil to alternative transportation fuels.

In addition, the Sustainability Report also implements and is consistent with the second objective of the Proposal. Under the heading "Climate Change and Energy," the Company describes its climate change strategy and initiatives to implement that strategy in connection with its investment decisions. For example:

- With respect to climate change strategy, page 35 of the Sustainability Report describes the Company's strategy. Specifically, the Company will "account for the cost of carbon in all significant future investment decisions;" "evaluate industry best practices to minimize emissions when designing production facilities;" and "implement select energy efficiency projects at an asset level." The Company also underwent a strategy refresh project in 2015, the results of which will be disclosed in a future sustainability report.

- With respect to initiatives to implement its climate change strategy, the Company states on page 35 of the Sustainability Report: "During our strategy refresh, we will revisit the current cost of carbon being incorporated into the project planning process as a sensitivity analysis for major new investments;" "We incorporate energy efficiency considerations into the project planning process for major new investments;" and "We collect and track monthly energy usage and spend data at the asset level. Select assets have initiated energy efficiency projects."

- Pages 38-40 of the Sustainability Report describe the Company's greenhouse gas performance and emissions reduction initiatives, which factor into operating and development decisions.

- Page 41 of the Sustainability Report describes the Company's energy use and how the Company's climate change strategy impacts the way the Company sources energy for its operations.

The Company believes it has provided, and intends to continue to provide, appropriate disclosures to its investors regarding climate change and stranded asset risk and mitigating efforts although not in the exact manner requested in the Proposal. Because the Company's disclosures in the Sustainability Report and elsewhere adequately address the primary goals of the Proposal, namely that the Company focuses on and makes disclosures regarding assessment of the risk of "stranded assets" due to climate change, its existing policies, practices, and procedures compare favorably with the guidelines of the Proposal. As a result, the Company may properly exclude the Proposal on the grounds that it has been substantially implemented pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**").

In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A proposal being framed in the form of a request for a report does not change the nature of the proposal. The Staff has long held that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Exchange Act Release No. 20091 (Aug. 16, 1983). As further elaborated in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("**SLB 14E**"), in evaluating shareholder proposals that request a risk assessment, the Staff will focus on the subject matter to which the risk pertains or that gives rise to the risk and consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Proposal requests a report disclosing the financial risks to the Company of "stranded assets," and in particular, as noted in "Whereas" clauses, of "high cost, unconventional projects, including deep and ultra-deepwater projects," which "would be most at risk of stranding" as a result of climate change. The Proposal also requests the report provide "a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders." Although framed as a report relating to climate change, the focus and underlying subject matter of the Proposal is the Company's choice of resources and technologies for use in its operations and management's strategic financial planning and investment decisions – subjects, which, as discussed at length below, are fundamental to the Company's ordinary business operations, and therefore, excludable pursuant to Rule 14a-8(i)(7).

A. The Proposal Seeks to Impermissibly Micro-Manage the Company's Business By Requiring A Report On Complex Issues

In determining whether a proposal relates to ordinary business operations, the Staff considers the impingement on tasks fundamental to management's ability to run a company on a day-to-day basis and the degree to which the proposal seeks to "micro-manage" the company. *See 1998 Release.*

The Company is a global exploration and production ("**E&P**") company that focuses on developing and producing crude oil and natural gas from a wide range of assets, including conventional shallow, deepwater and ultra-deepwater assets as well as unconventional shale energy assets. An integral part of the Company's business is choosing the assets to explore and develop, allocating capital to higher return assets and determining when and how to most efficiently develop the assets. These determinations are extremely complex and when making these determinations in the ordinary course of its business, the Company assesses a variety of factors, including commodity price and demand, estimates of the size of recoverable resources, operational risk, development and infrastructure costs, geological and geophysical risks and other technical factors, political risk, the impact of applicable laws and regulations and environmental concerns, including the impact of climate change, among others.

Many of these factors, and in particular managing real-time demand and price changes and performing risk management, lie at the heart of the day-to-day operations of the Company's business and are not appropriate matters for a shareholder vote. Furthermore, the Proposal "seeks to micro-manage the [c]ompany by probing too deeply into matters of a complex nature" and "seeks to impose specific time-frames or methods for implementing complex policies." Specifically, the Proposal, if adopted, would require a report on the financial risks to the Company of "stranded assets" including speculative scenarios in which "10, 20, 30 and 40 percent of the Company's oil reserves cannot be monetized" due to climate change and associated demand reductions. By dictating specific percentages in "stranded asset scenarios," and exaggerating the susceptibility of the Company's reserves, and in particular, "unconventional projects," to climate change, the Proposal mischaracterizes and over-simplifies how the Company manages its portfolio of assets by looking at its complex business decisions solely based on climate change and potential risk of associated demand reductions.

Due to the nature of the Company's business, preparation of reports beyond what is already produced would be an onerous and unduly burdensome task, requiring detailed analysis of the day-to-day management decisions, strategies and plans necessary for the operation of the Company, including an analysis of various decisions, strategies and plans formulated and implemented at various Company sites. Such an undertaking would necessarily encompass the Company's financial budgets, capital expenditure plans, production plans and short-and long-term business strategies. In addition, undertaking to prepare a report in such detail would necessarily divert important resources from alternate uses that the Company's Board of Directors and management deem to be in the best interests of the Company and its shareholders. This is precisely the type of micromanagement by shareholders that the Commission sought to enjoin in the 1998 Release.

Because the Proposal inappropriately involves shareholders in the day-to-day operations of the Company's business and results in shareholders micro-managing the Company's business, it is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal Implicates The Company's Financial Planning And Investment Decisions

The Proposal suggests that the Company's investment in "high cost, unconventional projects" would be "most at risk of stranding under a global climate agreement" and requests that the Company report financial risks of "stranded assets" and "capital allocation strategies" to address such risks. However, assessing the valuation and exposure of corporate assets, including whether they have or might be impaired as a result of various developments, and planning capital investments are a central and routine aspect of management's oversight over the Company's day-to-day operations and its long-term financial planning and investment decisions. Because the Proposal would focus on the Company's financial planning and investment decisions, exclusion pursuant to Rule 14a-8(i)(7) is warranted.

The Staff has consistently concurred in the exclusion of shareholder proposals seeking risk reports when the subject matter implicated the company's financial planning and investment decisions. For example, in *The Western Union Co.* (Mar. 6, 2009, *recon. denied* Mar. 23, 2009), the Staff permitted the company to exclude a proposal asking the company to issue a report on the company's policies on investment in local communities with a view to address the needs of community constituents and to "develop long-term reinvestment that reflects those needs." The company argued that "[l]ong-term investment decisions are decisions made pursuant to a corporation's overall corporate strategy" and "[s]ubjecting these types of decisions to stockholder oversight is impractical and impedes on management's fundamental ability to run a company." The Staff agreed with the exclusion under Rule 14a-8(i)(7), concluding that the proposal related to "ordinary business operations (i.e., investment decisions)." Similarly, in *FLIR Systems, Inc.* (Dec. 2012), the Staff concurred in the exclusion of a proposal that requested a report "describing the company's short- and long-term strategies on energy use management." The company argued that "the central action sought by the [p]roposal is a re-evaluation of how FLIR invests in energy technology relating to the day-to-day operation of its facilities, how it implements its growth strategy, and how it weighs risk and reward with respect to its investments." *See also Exxon Mobil Corp.* (March 6, 2012) (concurring in the view that "[a]ssessing financial and operational risks posed by the challenges associated with oil sands" related to the company's ordinary business operations and thus permitting exclusion of a report on "possible short and long term risks to the company's finances and operations" related to the company's oil sands operation).

For the Company to satisfy the Proposal's request for an assessment of financial risks of "stranded assets" and for "a range of capital allocation strategies" to address such risks, the Company would have to discuss management's decisions with regards to the Company's financial planning and capital investments. Similar to the proposals in *The Western Union Co., FLIR Systems, Inc.* and *Exxon Mobil Corp.*, the Proposal requires that the Company discuss its "investment decisions," weigh "risk and reward with respect to its investments" and assess "financial and operational risks posed by the challenges" associated with its "stranded assets." Because these are matters of ordinary business operations, they are excludable under Rule 14a-8(i)(7).

C. The Proposal Relates To The Company's Choice of Resources And Technologies For Use In Its Operations

In addition, the Proposal is excludable under Rule 14a-8(i)(7) because action requested deals with the Company's decisions concerning its choice of resources and technologies for use in its operations. The Proposal provides that "Hess' investments in high cost, unconventional projects, including deep and ultra-deepwater projects…[make] the company increasingly uncompetitive in a volatile, carbon-constrained market" and that "undeveloped deepwater and other unconventional reserves would be most at risk of stranding under a global climate agreement." The Proposal is styled as a request for the Company to prepare a report on the financial risks to the Company of "stranded assets" and "capital allocation strategies," but is simply an attempt by the Proponents to place before shareholders questions about the specific assets and resources the Company may choose to develop.

The Staff has consistently permitted the exclusion of shareholder proposals relating to a company's decisions regarding the processes and technologies to be used in its operations, as relating to that company's ordinary business operations. In *Dominion Resources, Inc.* (Feb. 14, 2014), for example, the proposal sought the establishment of a team to "review the risks [the company] faces under its current plan for developing solar generation" and development of a report on those risks "as well as benefits of increased solar generation." The company argued that, although the proposal was structured as a review of risks, it was intended to involve shareholders in decisions concerning generation resources and technologies that the company would use to produce electricity. In concurring with the exclusion of the proposal, the staff noted that the proposal related to Dominion's ordinary business operations because "the proposal concern[ed] the company's choice of technologies for use in its operations." Similarly, the Proposal attempts to hide under the cloak of climate change risk when, at its heart, it focuses on the resources and projects the Company may choose to explore and develop.

Similarly, in *FirstEnergy Corp.* (Mar. 8, 2013), the Staff concurred in the exclusion of a proposal requesting a report "on actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources" as the proposal "concern[ed] [the] company's choice of technologies for use in its operations." Like the proposal in *FirstEnergy Corp.*, the Proposal also speaks of "risk" in a company's operational decisions. However, as the Staff has correctly identified in *Dominion Resources* and *First Energy Corp.*, it is excludable because it focuses on the Company's choices of resources and technologies for use in its operations. *See also AT&T Inc.* (Feb. 13, 2012) (permitting the exclusion of a proposal that requested a report disclosing the financial and reputational risks to the company posed by continuing the use of technology which inefficiently consumed electricity, noting that the proposal related to the technology used in the company's operations and "proposals that concern a company's choice of technologies for use in its operations are generally excludable under Rule 14a-8(i)(7)"); and *Exxon Mobil Corp.* (March 6, 2012) (concurring that the company could exclude proposal requesting a report on possible short and long term risks to the company's finances and operations related to the company's oil sands operation).

Although framed as a review of financial risks, the Proposal is intended to involve shareholders in decisions concerning the resources and technologies that the Company would use in its E&P operations. The Proposal seeks to influence the Company to cease investing in "high cost, unconventional projects" and diversify "capital investment" by requesting risk assessments on assets viewed by the Proponents as high-risk and susceptible to climate change and associated demand reductions.

As with the precedents above, the Company's decisions as to what projects to pursue necessarily concern the Company's choice of resources to develop and the technologies to use in its exploration and production of oil and gas. For example, the Company's investments in deepwater assets and shale energy assets necessarily involve the use of deep or ultra-deepwater drilling technology and hydraulic fracturing technology, respectively, in oil and gas production. Such decisions are fundamental to management's ability to run the Company on a day-to-day basis and are based on highly technical matters regarding which shareholders are not in a position to make an informed judgment. Accordingly, to the extent that the Proposal concerns the Company's pursuit of "high cost, unconventional projects," the Proposal is excludable under Rule 14a-8(i)(7) because the Company's decisions concerning the projects it will pursue are core matters concerning the Company's business operations.

D. The Proposal Focuses On Ordinary Business Matters Regardless Of Whether It Involves A Significant Policy Issue

The Staff has noted that, "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)"; and "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." *SLB 14E.* The Staff recently reiterated its position in Staff Legal Bulletin No. 14H (CF) (Oct. 22, 2015). Specifically, the Staff clarifies that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.'" *Id.*

We recognize that the Staff has found that certain proposals concerning the environment and climate change present a significant policy issue, but, although the Proposal refers to climate change, it is not sufficiently focused on such significant policy issues to preclude omission under Rule 14a-8(i)(7). Instead, it focuses on the financial risks of certain specified stranded asset scenarios, and the Company's "capital allocation strategies" to address those "stranded asset scenarios," such as where 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized." This report essentially requires the same assessment of financial risks that would result from any circumstances that may make higher-cost reserves uneconomical and thus potentially stranded. These risks exist due to volatility in commodities prices and other market factors, regardless of the potential impact from climate change or whether new environmental or carbon reduction regulations are implemented or not. These are matters that relate to the ordinary business decisions that the Company has made, makes and will continue to need to make on a regular basis regardless of the impact of climate change and do not sufficiently implicate significant policy issues such as climate change.

We note that the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *FirstEnergy Corp.* (Mar. 8, 2013), as discussed above, the Staff concurred that the proposal requesting a report on actions relating to "diversifying the company's energy resources to include increased energy efficiency and renewable energy resources" could be excluded pursuant to Rule 14a-8(i)(7), even though the Proponents framed the proposal in the context of climate change as a significant policy issue. *See also Exxon Mobil Corp.* (March 6, 2012) (concurring that the company could exclude proposal requesting a report on possible short and long term risks to the company's finances and operations related to the company's oil sands operation); *Dominion Resources, Inc.* (Feb. 3, 2011) (concurring that the company could exclude a proposal requesting that it initiate a financing program for rooftop solar or wind power); *Assurant, Inc.* (Mar. 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change because the proposal related to ordinary business operations "(i.e. evaluation of risk)"); and *General Electric Co.* (Jan. 9, 2009) (concurring that the company could exclude a proposal calling for a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy).

As in the letters cited above, by requesting an assessment of financial risks to the Company of a specified range of "stranded assets" and related capital allocation strategies, the Proposal fails to transcend the Company's ordinary business operations. Because the actual focus of the Proposal is how the Company would address the financial risks of any circumstances that may make higher-cost reserves uneconomical and thus potentially stranded, the Proposal deals with matters relating to the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7), regardless of whether it may be viewed as touching upon a significant policy issue.

The Proposal is distinguishable from other recent proposals relating to climate change where the Staff has determined that the proposals did not seek to micro-manage the company to such a degree that exclusion of the proposal would be appropriate. For example, the proposal in *DTE Energy Co.* (Jan. 26, 2015) was quite different because in that case, the company was asked to assess how it could adapt its current business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce greenhouse gas emissions rather than being dictated how to evaluate specific asset scenarios differently. *See also FirstEnergy Corp.* (Mar. 4, 2015) (declining to concur that the company could exclude a proposal requesting that the company "create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions, and report on its plans to meet the carbon reduction goals the company adopts" because the proposal clearly focused on reducing greenhouse gas emissions, making the subject matter of the proposal, climate change, directly related to a significant policy issue appropriate for a shareholder vote); *Great Plains Energy Inc.* (Feb. 5, 2015) (same); *Apple Inc.* (Dec. 29, 2014) (declining to concur that the company could exclude a proposal requesting a report disclosing the risk to the company posed by possible changes in climate change related government policies in the United States because the proposal directly focused on the significant policy issue of climate change by requesting a report on the firsthand consequences of a change in climate change policies); and *Devon Energy Corp.* (Mar. 19, 2014) (declining to concur that the company could exclude a proposal requesting a report on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change because the proposal directly focused on the significant policy issue of climate change).

In addition, the proposal in *DTE Energy Co.* requests disclosures of the company's actual plan associated with the policy issue of climate change. Conversely, the Proposal requests data on speculative "stranded asset scenarios," seeking to measure hypothetical risks and to interfere with the management's core function of strategic and financial planning in the Company's ordinary business operations. As disclosed in the Company's Sustainability Report and discussed in Section I above, the Company disagrees with the Proponents' assumption that measures taken in response to climate change would render a large portion of its reserves stranded and thus potentially impact the Company's financial valuation. According to a 2014 report by IHS Energy, the intrinsic value of an oil and gas company is based primarily on its "proved reserves" as defined by SEC rules, 90 percent of which are expected to be monetized over the next 10 to 15 years, well before the 2050 deadline cited by the Proponents. Further, stranded asset advocates use a much broader definition of "reserves" that includes those reserves with uncertain potential for development and commercialization. According to IHS Energy, while "proved reserves" on average account for only 24 percent of the resource base by volume, they account for 81 percent of the resource base that drives a company's total valuation. Reserves that are expected to be produced beyond a 15 year time horizon have limited impact on a company's valuation. Therefore, in the Company's view, any discussion of the financial impact on the Company of "stranded assets" is hypothetical and unrealistic. In this regard, the Proposal also differs significantly from the proposals in *FirstEnergy Corp.* 2015, *Great Plains Energy Inc.*, *Apple Inc.* and *Devon Energy Corp.*, which request disclosures of the actual goals or assessment of actual risks related to climate change issues. As such, the Proposal, taken as a whole, fails to focus on a significant social policy issue and instead addresses ordinary business matters, including the Company's choice of resources, strategic financial planning and investment decisions, and therefore may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request that the Staff concur with our view that the Company may properly omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8. Should the Staff disagree with this conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Please do not hesitate to contact me at (212) 819-8509 or djohansen@whitecase.com if you have any questions or require any additional information.

Very truly yours,

David Johansen

David M. Johansen

Attachments

cc: George C. Barry, Hess Corporation
Amelia Timbers, Energy Program Manager, As You Sow
Jon M. Jensen, Executive Director, Park Foundation (c/o As You Sow)

Holly A. Testa, Director, Shareowner Engagement, First Affirmative Financial Network, LLC
Allen Hancock, Allen Hancock Revocable Living Trust (c/o First Affirmative Financial Network, LLC)

January 5, 2016

Exhibit A

See Attached

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 3, 2015

George C. Barry
Vice President, Secretary and Deputy General Counsel
Hess Corporation
1185 Avenue of the Americas
New York, N.Y. 10036

Dear Mr. Barry:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is filing a shareholder proposal on behalf of Park Foundation ("Proponent"), a shareholder of Hess Corporation stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Park Foundation authorizing As You Sow to act on their behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Park Foundation Authorization

PARK
FOUNDATION

September 24, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of September 24, 2015, the undersigned, Park Foundation (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Hess, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Hess stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jon M. Jensen
Executive Director
Park Foundation

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057
www.parkfoundation.org

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WHEREAS:

Investors require better information on Hess' potential financial exposure to scenarios in which its assets become stranded due to climate change-related regulation or other carbon related demand reductions.

Recognizing the severe risks associated with a warming climate, global governments have agreed that global temperature increases should be held below 2 degrees Celsius. To achieve this goal, the International Energy Agency states that two thirds of proven fossil fuels reserves cannot be consumed prior to 2050 ...." (2012). HSBC notes that the equity valuation of oil producers could drop by 40 to 60 percent under such a low carbon consumption scenario. (2013).

In addition to the potential for global carbon emission reduction agreements, demand for oil has the potential to be significantly reduced by other climate change induced factors including fuel economy standards, air quality policies, and competition from renewables. Global oil demand growth is projected to slow in 2016 and, under a 2 degree scenario, is forecast to peak by 2020. (IEA, *Oil Market Report* 2015 and *World Energy Outlook* 2014).

Hess' investments in high cost, unconventional projects, including deep and ultra-deepwater projects, require high oil prices to break even, making the company increasingly uncompetitive in a volatile, carbon-constrained market. BlackRock warns that it is "cautious on companies with high-cost reserves" in a decarbonizing economy. (*Price of Climate Change*, 2015). Kepler Cheuvreux notes that undeveloped deepwater and other unconventional reserves would be most at risk of stranding under a global climate agreement. (*Stranded Assets, Fossilised Revenues*, 2014). The 2014-2015 oil market demonstrates that even a modest over-supply of oil can halt production and development of the highest cost resources.

While Hess' public reporting generally discusses stranded assets, and why it believes they may not occur, it has not analyzed the financial impact to the company of varying levels of stranded assets which, in the opinion of proponents and oil sector experts, may reasonably be expected to occur due to climate regulations or low demand scenarios. Moreover, the company inappropriately downplays the short term risks that some portion of its proved reserves could become stranded. Investors are concerned that Hess is not adequately and transparently accounting for these risks.

RESOLVED:

Shareholders request that Hess prepare and publish a report by September 2016, at reasonable cost and omitting proprietary information, disclosing the financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized.

SUPPORTING STATEMENT. We recommend the report also:

- Provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders;
- Provide information on assumptions used in each scenario, including carbon price and crude oil price.

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 4, 2015

George C. Barry
Vice President, Secretary and Deputy General Counsel
Hess Corporation
1185 Avenue of the Americas
New York, N.Y. 10036

Dear Mr. Barry:

We are writing in regards to the shareholder proposal submitted December 3, 2015, by As You Sow on behalf of Park Foundation. Please find enclosed proof of share ownership for Park Foundation.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosure

- Park Foundation Proof of Ownership

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000

Northern Trust

December 4, 2015

George C. Barry
Vice President, Secretary and Deputy General Counsel
Hess Corporation
1185 Avenue of the Americas
New York, N.Y. 10036

Dear Mr. Barry:

The Northern Trust Company, a DTC participant, acts as the custodian for Park Foundation. As of and including December 3, 2015, Northern Trust Company has held 248 shares of Hess Corporation stock with voting rights continuously for over one year on behalf of Park Foundation.

Yours sincerely,

Frank Fauser
Vice President

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 3, 2015

George C. Barry
Vice President, Secretary and Deputy General Counsel
Hess Corporation
1185 Avenue of the Americas
New York, N.Y. 10036

Dear Mr. Barry:

As You Sow is delivering the enclosed letter as a convenience to First Affirmative Financial Network.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosure

- First Affirmative Financial Network Letter

First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

December 2, 2015

Corporate Secretary
Hess Corporation
1185 Avenue of the Americas
New York, N.Y. 10036
Attn: Corporate Secretary

Dear Corporate Secretary:

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $960 million in assets under management. We hold shares of Hess Corporation on behalf of clients who ask us to integrate their values with their investment portfolios. First Affirmative is co-filing the enclosed resolution on behalf of our client, Allen Hancock Revocable Living Trust. We are co-filing this resolution with As You Sow and authorize As You Sow to act on our behalf. We support the inclusion of this proposal in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Allen Hancock Revocable Living Trust holds more than $2,000 of Hess Corporation common stock, acquired more than one year prior to date of this filing and held continuously for that time. The trust intends to remain invested in this position continuously through the date of the 2016 annual meeting. Verification of ownership can be forwarded under separate cover by DTC participant custodian Folio Institutional (FOLIO*fn* Investments, Inc.)

The lead filer will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct communications to: Holly A. Testa, Director, Shareowner Engagement, hollytesta@firstaffirmative.com / 303-641-5190.

Sincerely,

Steven J. Schueth
President
First Affirmative Financial Network, LLC

Enclosures: Resolution, Client Authorization Letter

November 16, 2015

Allen Hancock Rev Living Trust

*** FISMA & OMB Memorandum M-07-16 ***

Hess Corporation
1185 Avenue of the Americas
New York, N.Y. 10036
Attn: Corporate Secretary

Dear Corporate Secretary:

I hereby authorize First Affirmative Financial Network , LLC to co-file a resolution on my behalf at Hess Corporation. As You Sow is the primary filer.

I own approximately 105 shares of Hess Corporation common stock. I have held at least $2,000 in the company's common stock for more than one year and intend to hold at least $2,000 in the company's common stock through the date of the annual meeting in 2016.

Verification of ownership can be sent under separate cover by Foliofn Investments, Inc.
I specifically give First Affirmative Financial Network, LLC full authority to deal, on my behalf, with all aspects of this shareholder resolution.

Sincerely,

Allen Hancock

Allen Hancock